Form 10-K, Exhibit 13
period 1996-12-31
EXECUTIVE RISK INC /DE/
filed 1997-03-31
CIK 914069

Exhibit 13
Portions of Executive Risk Inc. 1996 Annual Report to Stockholders

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.


GENERAL

Management's discussion and analysis of financial condition and results of operations compares certain financial results for the year ended December 31, 1996 with the corresponding periods for 1995 and 1994. The results of Executive Risk Inc. (the "Company" or "ERI") include the consolidated results of Executive Risk Management Associates ("ERMA"), Executive Re Inc. ("Executive Re") and Executive Re's insurance subsidiaries, Executive Risk Indemnity Inc. ("ERII") and Executive Risk Specialty Insurance Company ("ERSIC"). The Company's results also include its 50% interest in UAP Executive Partners ("UPEX"), a French insurance underwriting agency which is a joint venture between the Company and Union des Assurances de Paris - Incendie-Accidents. This investment is reported using the equity method of accounting. In addition, the Company's 1996 and 1995 results include Executive Risk N.V. ("ERNV"), a Dutch insurance company incorporated in May 1995 in the Netherlands under the ownership of Executive Re.

On March 22, 1996, ERI entered into a Stock Purchase Agreement (the "Agreement") with Aetna Life and Casualty Company ("AL&C") and AL&C's wholly-owned subsidiary, The Aetna Casualty and Surety Company ("Aetna"). Prior to the closing of the Agreement, Aetna owned 4,511,300 shares of the Company's capital stock, consisting of (i) 3,286,300 shares of Common Stock and (ii) all 1,225,000 shares of the Class B Common Stock. Through this investment and an option to purchase 100,000 shares of Common Stock at an exercise price of $12 per share, Aetna controlled approximately 40% of the Company's capital stock. Pursuant to the Agreement, on March 26, 1996, the Company purchased 1,286,300 shares of Common Stock and 1,225,000 shares of Class B Common Stock from Aetna at a per share price of $29.875, or approximately $75 million in the aggregate. In connection with the Agreement, the Company secured a $70 million senior credit facility (the "Senior Credit Facility") arranged through The Chase Manhattan Bank ("Chase"). See "Liquidity and Capital Resources." Upon the closing of the Agreement, 2,000,000 shares of Common Stock, representing approximately 22% of the Company's issued and outstanding Common Stock, remained under Aetna ownership. Subsequently, in connection with the acquisition of Aetna by The Travelers Insurance Group Inc., Aetna transferred ownership of the remaining Common Stock to AL&C.

The Agreement also contained provisions requiring the Company to file a registration statement with respect to the remaining 2,000,000 shares of Common Stock under AL&C ownership and AL&C was obligated to sell all of these shares in an underwritten secondary offering. The secondary offering was completed on June 7, 1996. In conjunction with the secondary offering, the Company granted to the underwriters an option to purchase an additional 300,000 shares of Common Stock, at $34.00 per share less underwriting discounts and commissions of $1.75 per share, to cover over-allotments. This over-allotment option was exercised in full, and the Company received $9.7 million in proceeds which were used for general corporate purposes. The 300,000 shares of Common Stock for the over-allotment option were issued from shares held in treasury.

On May 10, 1996, the Board of Directors approved a resolution to retire the 1,225,000 shares of Class B Common Stock in treasury acquired in the Aetna stock repurchase as described above. On February 5, 1997, in connection with a capital securities offering by a trust established by the Company, the Company repaid the $70 million outstanding under the term loan portion of the Senior Credit Facility. See "Liquidity and Capital Resources."

The Company's financial position and results of operations are subject to fluctuations due to a variety of factors. Abnormally high severity or frequency of claims in any period could have a material adverse effect on the Company. Also, reevaluations of the Company's loss reserves could result in an increase or decrease in reserves and a corresponding adjustment to earnings. Additionally, the insurance industry is highly competitive. The Company competes with domestic and foreign insurers and reinsurers, some of which have greater financial, marketing and management resources than the Company, and it may compete with new market entrants in the future. Competition is based on many factors, including the perceived market strength of the insurer, pricing and other terms and conditions, services provided, the speed of claims payment, the reputation and experience of the insurer, and ratings assigned by independent rating organizations (including A.M. Best Company, Inc. ("A.M. Best") and Standard & Poor's ("S&P")). ERII and ERSIC's current pooled rating from A.M. Best is "A". ERII and ERSIC's current pooled claims-paying ability rating from S&P is "A+". These ratings are based upon factors of concern to policyholders, including financial condition and solvency, and are not directed to the protection of investors.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1996 AND 1995

Gross premiums written increased by $121.5 million, or 58%, to $332.1 million in 1996 from $210.6 million in 1995. The increase was partially due to growth in sales in all of the Company's key lines of business, including domestic and international directors and officers ("D&O") liability insurance, and lawyers professional liability and miscellaneous professional liability errors and omissions ("E&O") insurance. Also contributing to the rise in gross premiums written was the Company's issuance of ERII and ERSIC D&O policies, rather than Aetna policies, to both new and renewing insureds. Converting an insured to ERII or ERSIC from Aetna resulted in the Company receiving 100% of the gross premiums written (and ceding 12.5% to Aetna) as compared to receiving 50% when reinsuring Aetna's risks. In 1996, $226.3 million of gross D&O premiums written were issued on ERII and ERSIC policies as compared to $99.0 million in 1995. As a portion of the increase in gross premiums written was attributable to conversions from Aetna to ERII and ERSIC, it is unlikely that the rate of growth achieved in 1996 can be sustained in 1997. Pursuant to a restructuring of the Company's relationship with Aetna entered into on February 13, 1997 (the "Restructuring"), effective January 1, 1997, the Company assumes 100% of the D&O written by ERMA on Aetna policies as compared to the 50% assumed prior to January 1, 1997. See
Note 16 of Notes to Consolidated Financial Statements of the Company. As the underwriting and issuance of Aetna policies represents a shrinking percentage of the Company's gross premiums written, the Company does not believe that this change will have a material effect on 1997 gross premiums written.

Ceded premiums increased $56.2 million, or 86%, to $121.7 million in 1996 from $65.5 million in 1995. The rise in ceded premiums was due principally to an increase in direct premium volume, a portion of which is ceded to reinsurers under the Company's various D&O and E&O treaties. Pursuant to the Restructuring, also effective January 1, 1997, Aetna is no longer a 12.5% quota share reinsurer of the Company's direct D&O business. Due to this change, in 1997 the Company will pay less in ceded premiums, and generally retain slightly more risk, than if it had continued the reinsurance arrangement with Aetna as in 1996.

As a result of the foregoing, net premiums written increased $65.3 million, or 45%, to $210.4 million in 1996 from $145.1 million in 1995. Over the same periods, net premiums earned increased to $155.8 million from $116.4 million. Net investment income increased by $5.9 million, or 22%, to $32.6 million in 1996 from $26.7 million in 1995. This increase resulted principally from growth in the Company's investment portfolio, measured on an amortized cost basis, from $520.9 million at December 31, 1995 to $663.1 million at December 31, 1996, as well as a slight increase in nominal investment yields. The Company's equity investment balances were $45.9 million and $26.1 million at December 31, 1996 and 1995, respectively, and the cash and short-term investment balances were $24.7 million and $20.2 million, respectively, for the same periods. The Company manages its portfolio on a total return basis, and, as such, its investments in equity securities are made for their perceived superior return potential over the long term. Growth in invested assets resulted primarily from strong cash flows from insurance operations. The nominal portfolio yield of the fixed maturity portfolio at December 31, 1996 was 6.18%, as compared to 6.09% at December 31, 1995. The tax-equivalent yields on the fixed maturity portfolio were 8.00% and 8.25% for these periods, respectively. See "Liquidity and Capital Resources."

The Company's net realized capital gains were $1.0 million in 1996, as compared to $1.6 million in 1995. In 1996, capital gains were realized from the sale of fixed maturities to provide available cash for the repurchase of Common Stock and Class B Common Stock from Aetna. In addition, capital gains were realized from equity mutual fund distributions and certain equity limited partnership investments. Partially offsetting the gains were net realized capital losses from fixed maturities sold at a loss and replaced with higher yielding securities.

Loss and loss adjustment expenses ("LAE") increased $26.8 million, or 34%, to $105.3 million in 1996 from $78.5 million in 1995 due to higher premiums earned. The Company's loss ratio increased slightly to 67.6% in 1996 from 67.4% in 1995. In connection with the Company's normal reserving review, which includes a reevaluation of the adequacy of reserve levels for prior years' claims, the Company reduced its unpaid loss and LAE reserves in 1996 for prior report years by approximately $6.8 million. In 1995, the Company reduced its unpaid loss and LAE reserves for prior report years by approximately $5.2 million. These reductions produced corresponding increases in the Company's net income of approximately $4.4 million, or $0.42 per share, in 1996 and $3.4 million, or $0.28 per share, in 1995. There is no assurance that reserve adequacy reevaluations will produce similar reserve reductions and net income increases in the future.

Policy acquisition costs increased $5.9 million, or 27%, to $27.8 million in 1996 from $21.9 million in 1995. The Company's ratio of policy acquisition costs to net premiums earned declined to 17.8% in 1996 from 18.8% in 1995. The decrease in the acquisition cost ratio was primarily due to savings achieved by paying less in override commissions to Aetna as a result of successfully converting insureds from Aetna policies to ERII and ERSIC policies. Under the Amended and Restated Agency and Insurance Services Agreement among Aetna, the Company and ERMA, ERMA paid Aetna an override commission equal to 3% of gross written premiums with respect to Aetna D&O policies issued by ERMA through June 30, 1996. Pursuant to this agreement, effective with respect to business written on or after July 1, 1996, ERMA was no longer required to pay an override commission to Aetna.

General and administrative ("G&A") expenses increased $6.4 million, or 59%, to $17.1 million for the year ended December 31, 1996, as compared to $10.7 million for the year ended December 31, 1995. The increase in G&A costs was due largely to increased compensation, benefit and related overhead costs associated with new employees hired to support the growth in premium volume. The ratio of G&A costs to net premiums earned increased to 11.0% in 1996 from 9.3% in 1995.

As a result of the changes in the aforementioned ratios, the Company's GAAP combined ratio increased to 96.4% in 1996 from 95.5% in 1995. A combined ratio below 100% indicates profitable underwriting prior to the consideration of investment income, capital gains and interest expense. A company with a combined ratio exceeding 100% can still be profitable due to such factors as investment income and realized capital gains. Long-term incentive compensation in 1996 and 1995 of $0.2 million and $1.5 million, respectively, consisted of non-cash charges to earnings for the value of the stock option element of the IPO Stock Compensation Plan (the "IPO Plan"). See Note 8 of Notes to Consolidated Financial Statements of the Company for a further discussion of the IPO Plan.

Interest expense was incurred principally on the outstanding balances under the Company's bank credit agreement. Higher outstanding debt balances in 1996 resulted in an increase in interest expense to $4.5 million in 1996 as compared to $2.0 million in 1995. The outstanding balances were $25 million for 1995, $25 million from January 1, 1996 through March 26, 1996 and $70 million from March 26, 1996 to December 31, 1996. See "Liquidity and Capital Resources" and Note 6 of Notes to Consolidated Financial Statements of the Company.

Income tax expense increased $1.7 million, or 37%, to $6.6 million for the year ended December 31, 1996, as compared to $4.9 million for the year ended December 31, 1995. The Company's effective tax rate increased to 19.1% in 1996 from 16.1% in 1995. The increase in the effective tax rate was due in part to growth in pre-tax income outpacing the increase in tax-exempt investment income and an increase in the Company's state tax liability. See Note 11 of Notes to Consolidated Financial Statements of the Company.

As a result of the factors described above, net income increased $2.8 million, or 11%, to $28.1 million, or $2.67 per fully diluted share, in 1996 from $25.3 million, or $2.11 per fully diluted share, in 1995. The Company's operating earnings, calculated as net income before realized capital gains or losses, net of tax, increased $3.1 million, or 13%, to $27.4 million, or $2.60 per fully diluted share, in 1996 from $24.3 million, or $2.02 per fully diluted share, in 1995.

YEARS ENDED DECEMBER 31, 1995 AND 1994

Gross premiums written increased by $80.4 million, or 62%, to $210.6 million in 1995 from $130.2 million in 1994. The increase was partially due to growth in sales in all of the Company's key lines of business. Also contributing to the rise in gross premiums written was the Company's issuance of ERII and ERSIC D&O policies, rather than Aetna policies, to both new and renewing insureds. In 1995, $99.0 million of gross D&O premiums written were issued on ERII and ERSIC policies as compared to $7.2 million in 1994.

Ceded premiums increased $43.6 million, or 199%, to $65.5 million in 1995 from $21.9 million in 1994. The rise in ceded premiums was partly attributable to increased coverage purchased in 1995 under the Company's D&O reinsurance arrangement to 100% of losses incurred in excess of $2.5 million up to a limit of $10 million, subject to aggregate limits and other restrictions. In 1994, the D&O reinsurance coverage purchased provided for 20% reinsurance protection on losses incurred in excess of $2.5 million up to a limit of $10 million, subject to aggregate limits and other restrictions. Also contributing to the rise in ceded premiums was the increase in quota share reinsurance under the Company's various other D&O and E&O treaties, resulting from an increase in direct premium volume.

As a result of the foregoing, net premiums written increased $36.8 million, or 34%, to $145.1 million in 1995 from $108.3 million in 1994. Over the same periods, net premiums earned increased to $116.4 million from $95.0 million.

Net investment income increased by $4.2 million, or 19%, to $26.7 million in 1995 from $22.5 million in 1994. This increase resulted principally from growth in the Company's investment portfolio, measured on an amortized cost basis, from $436.5 million at December 31, 1994 to $520.9 million at December 31, 1995, partially offset by a slight decline in investment yields. The Company's equity investment balances were $26.1 million and $24.3 million at December 31, 1995 and 1994, respectively, and the cash and short-term investment balances were $20.2 million and $24.6 million, respectively, for the same periods. The nominal portfolio yield of the fixed maturity portfolio at December 31, 1995 was 6.09%, as compared to 6.13% at December 31, 1994. The tax-equivalent yields on the fixed maturity portfolio were 8.25% and 8.56% for these periods, respectively. See "Liquidity and Capital Resources."

The Company's net realized capital gains were $1.6 million in 1995, as compared to net realized capital losses of $0.5 million in 1994. During the second quarter of 1995, the Company realized a $2.8 million gain resulting from the acquisition by USF&G Corporation ("USF&G") of Discover Re Managers, Inc. ("Discover Re"), of which the Company was a stockholder. In connection with this transaction, a stock-for-stock swap of Discover Re stock for USF&G stock occurred as well as the receipt and simultaneous exercise by the Company of a warrant to purchase USF&G stock. In December 1995, the Company sold its entire position in USF&G stock. Partially offsetting the gain were net realized capital losses from fixed maturities sold in order to increase the portfolio's tax-equivalent yield.

Loss and LAE increased $14.3 million, or 22%, to $78.5 million in 1995 from $64.2 million in 1994 due to higher premiums earned. The Company's loss ratio declined slightly to 67.4% in 1995 from 67.6% in 1994. In connection with the Company's normal reserving review, which includes a reevaluation of the adequacy of reserve levels for prior years' claims, the Company reduced its unpaid loss and LAE reserves in 1995 for prior report years by approximately $5.2 million. In 1994, the Company reduced its unpaid loss and LAE reserves for prior report years by approximately $4.1 million. These reductions produced corresponding increases in the Company's net income of approximately $3.4 million, or $0.28 per share, in 1995 and $2.7 million, or $0.24 per share, in 1994.

Policy acquisition costs increased $3.2 million, or 17%, to $21.9 million in 1995 from $18.7 million in 1994. The Company's ratio of policy acquisition costs to net premiums earned declined to 18.8% in 1995 from 19.7% in 1994. The decrease in the acquisition cost ratio was primarily due to savings achieved by paying less in override commissions to Aetna as a result of successfully converting D&O insureds from Aetna to ERII and ERSIC policies.

G&A expenses increased $1.8 million, or 21%, to $10.7 million for the year ended December 31, 1995, as compared to $8.9 million for the year ended December 31, 1994. The increase in G&A costs was due largely to increased compensation, benefit and related overhead costs associated with the growth in premium volume. The ratio of G&A costs to net premiums earned remained relatively stable at 9.3% in 1995 versus 9.4% in 1994.

As a result of the declines in the aforementioned ratios, the Company's GAAP combined ratio decreased to 95.5% in 1995 from 96.7% in 1994. Long-term incentive compensation in 1995 and 1994 of $1.5 million and $1.0 million, respectively, consisted of non-cash charges to earnings for the value of the stock option element of the IPO Plan. Interest expense increased by $0.5 million, or 33%, to $2.0 million in 1995 as compared to $1.5 million in 1994, due primarily to higher interest rates and a higher average outstanding balance on the debt during 1995. Income tax expense increased $1.4 million, or 37%, to $4.9 million for the year ended December 31, 1995, as compared to $3.5 million for the year ended December 31, 1994. The Company's effective tax rate increased slightly to 16.1% in 1995 from 15.5% in 1994. The increase in the effective tax rate was due principally to growth in pre-tax income outpacing the increase in tax-exempt investment income.

As a result of the factors described above, net income increased $6.1 million, or 31%, to $25.3 million, or $2.11 per fully diluted share, in 1995 from $19.2 million, or $1.69 per fully diluted share, in 1994. The Company's operating earnings increased $4.8 million, or 24%, to $24.3 million, or $2.02 per fully diluted share, in 1995 from $19.5 million, or $1.72 per fully diluted share, in 1994.

LIQUIDITY AND CAPITAL RESOURCES

ERI is a holding company, the principal asset of which is equity in its subsidiaries. ERI's cash flows depend primarily on dividends and other payments from its subsidiaries. ERI's sources of funds consist primarily of premiums received by the insurance subsidiaries, revenues received by ERMA under insurance agency arrangements, investment income, and proceeds from the sales and redemptions of investments. Funds are utilized principally to pay claims and operating expenses, to purchase investments, and to pay interest and principal under the terms of the Company's indebtedness for borrowed money.

Cash flows from operating activities were $169.5 million, $86.0 million and $78.7 million for 1996, 1995 and 1994, respectively. The increase in operating cash flows in 1996 resulted principally from the increase in net premiums received and the settlement of fewer losses than anticipated in 1996. The losses that were not settled in 1996 could be settled in 1997. Such rising loss payments are expected of a maturing professional liability underwriter. The primary components of the cash flow increase in 1995 over 1994 were increased net premiums received coupled with lower than anticipated loss payments.

The Company believes that it has sufficient liquidity to meet its anticipated insurance obligations as well as its operating and capital expenditure needs. Consistent with the Company's emphasis on total return, the Company's investment strategy emphasizes quality, liquidity and diversification. With respect to liquidity, the Company considers liability durations, specifically loss reserves, when determining investment maturities. In addition, maturities have been staggered to produce a pre-planned pattern of cash flows for purposes of loss payments and reinvestment opportunities. Average investment duration of the fixed maturity portfolio at December 31, 1996, 1995 and 1994 was approximately 4.6, 4.6 and 4.1 years, respectively, as compared to an expected loss reserve duration of 5.0 to 5.5 years. The Company's short-term investment pool was $24.7 million (3.6% of the total investment portfolio) at December 31, 1996 and $20.2 million (3.7%) at December 31, 1995. Cash and publicly traded fixed income securities constituted 91% of the Company's total investment portfolio at December 31, 1996.

The Company's entire investment portfolio is classified as available for sale under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and is reported at fair value, with the resulting unrealized gains or losses included as a separate component of stockholders' equity until realized. Due to the overall rise in interest rates, the market value of the portfolio at December 31, 1996 was 103% of amortized cost versus 105% of amortized cost at December 31, 1995. At December 31, 1996 and 1995, stockholders' equity was increased by $11.7 million and $15.4 million, respectively, to record the Company's fixed maturity investment portfolio at fair value. At December 31, 1996 and 1995, the Company owned no derivative instruments, except for certain mortgage and other asset backed securities and an interest rate protection agreement, discussed below, which was used to effectively convert a portion of its floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future income.

Prior to the closing of the Agreement with AL&C, the Company maintained a credit agreement with Chase, Morgan Guaranty Trust Company of New York and The Fleet National Bank of Connecticut to borrow up to $50 million, of which $25 million was outstanding through March 26, 1996 (the "Closing Date"). In connection with the Agreement, the Company borrowed $70 million on the Closing Date under the terms of the Senior Credit Facility arranged through Chase. The proceeds of the loan were utilized as follows: $38 million to partially finance the repurchase of Common Stock and Class B Common Stock from Aetna, $25 million to refinance the Company's previously existing debt, and $7 million for general corporate purposes. In addition, the Company obtained through Chase a $25 million revolving credit facility. The Company has no plans to draw funds under the revolving credit facility. On February 5, 1997, in connection with a capital securities offering by a trust established by the Company as discussed below, the Company repaid the $70 million outstanding under the term loan portion of the Senior Credit Facility.

Interest accrued on the principal balances outstanding under the term loan at a rate per annum equal to (a) the higher of (i) the federal funds rate plus a stipulated percentage and (ii) Chase's prime rate or (b) for London Interbank Offered Rate ("LIBOR") based loans, LIBOR plus a stipulated percentage over LIBOR based on the Company's debt-to-capital ratio and its then effective S&P claims-paying ability rating.

On May 31, 1996, as required under the term loan agreement in connection with the Senior Credit Facility, the Company entered into an interest rate protection agreement providing interest rate protection for an aggregate notional amount equal to 50% of the principal outstanding under the term loan. This interest rate protection agreement effectively converted a portion of the Company's floating rate debt to a fixed rate basis. Including the interest rate protection agreement, the all-in borrowing rate for the Company at December 31, 1996 was 7.09%. The fair value of the interest rate protection agreement was not recognized in the financial statements.

On February 5, 1997, the Company formed Executive Risk Capital Trust (the "Trust"), a Delaware statutory business trust, the common securities of which are owned by the Company. The Trust sold 125,000 8.675% Series A Capital Securities ($1,000 per Capital Security) (the "Capital Securities") to certain institutional accredited investors pursuant to SEC Rule 144A and Regulation S. The Trust used the $125 million of proceeds received from the sale of the Capital Securities to purchase Junior Subordinated Debentures (the "Debentures") from the Company. The Company utilized the $123.5 million of net proceeds as follows: $70 million to repay the amount outstanding under the term loan portion of the Senior Credit Facility, $45 million to make a surplus contribution to ERII and $8.5 million for general corporate purposes. The interest rate protection agreement on the Senior Credit Facility was terminated in February 1997, concurrent with the repayment of the amounts outstanding under that facility. Holders of the Capital Securities will be entitled to receive cumulative cash distributions, accumulating from the date of original issuance and payable semi-annually in arrears on February 1 and August 1 of each year at an annual rate of 8.675%. Interest on the Debentures, and hence distributions on the Capital Securities, may be deferred to the extent set forth in the applicable instrument. The Capital Securities are subject to mandatory redemption on February 1, 2027, at a redemption price equal to the principal amount of, plus accrued but unpaid distributions on, the Debentures. The Capital Securities are also prepayable in certain other specified circumstances at a prepayment price which includes a make-whole premium and in certain other cases without a make-whole premium. Payments of distributions and other amounts due on the Capital Securities have been guaranteed by the Company to the extent set forth in the applicable guarantee instrument.

In each of March, June, September and December of 1996, the Company paid dividends to common stockholders of record of $0.02 per share. Such common stock dividends totaled $0.8 million.

ERII and ERSIC are subject to state regulatory restrictions which limit the amount of dividends payable by these companies. Subject to certain net income carryforward provisions, ERII must obtain approval of the Insurance Commissioner of the State of Delaware in order to pay, in any 12-month period, dividends which exceed the greater of 10% of surplus as regards policyholders as of the preceding December 31 and statutory net income less realized capital gains for the preceding calendar year. Dividends may be paid by ERII only out of earned surplus. ERSIC must obtain approval of the Insurance Commissioner of the State of Connecticut in order to pay, in any 12-month period, dividends which exceed the greater of 10% of surplus with respect to policyholders as of the preceding December 31 and statutory net income for the preceding calendar year. In addition, ERSIC may not pay any dividend or distribution in excess of the amount of its earned surplus, as reflected in its most recent statutory annual statement on file with the Connecticut Insurance Commissioner, without such Commissioner's approval. Both ERII and ERSIC are required to provide notice to the Insurance Commissioners of the States of Delaware and Connecticut, respectively, of all dividends to shareholders. Additionally, both Delaware and Connecticut law require that the statutory surplus of ERII or ERSIC, as applicable, following any dividend or distribution be reasonable in relation to its outstanding liabilities and adequate for its financial needs.

OTHER

Delaware and Connecticut, the respective states of domicile of ERII and ERSIC, impose minimum risk-based capital requirements on all insurance companies that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the insurance company's regulatory total adjusted capital to its authorized control level risk-based capital, both as defined by the NAIC. At December 31, 1996, the total adjusted capital (as defined by the NAIC) of ERII and ERSIC was in excess of the risk-based capital regulatory action level. The application of the proceeds from the February 1997 Capital Securities offering caused the total adjusted capital of ERII and ERSIC to exceed the risk-based capital company action level, which is a higher standard.

                         Report of Independent Auditors

To the Stockholders and Board of Directors
Executive Risk Inc.

      We have audited the accompanying consolidated balance sheets of Executive Risk Inc. and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Executive Risk Inc. and its subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                      /s/ Ernst & Young LLP

Stamford, Connecticut
February 7, 1997

                               EXECUTIVE RISK INC.
                           CONSOLIDATED BALANCE SHEETS




                                                                     December 31,
(In thousands, except share data)                                 1996          1995
ASSETS

   Fixed maturities available for sale, at fair value
          (amortized cost: 1996 - $602,589
          and 1995 - $480,135)                                 $ 620,392     $ 503,485
   Equity securities available for sale, at fair value
          (cost: 1996 - $35,820 and 1995 - $20,474)               45,877        26,123
   Cash and short-term investments, at cost
         which approximates market                                24,706        20,244
        Total Cash And Invested Assets                           690,975       549,852

   Premiums receivable                                            26,757        28,735
   Reinsurance recoverables                                       77,724        33,781
   Accrued investment income                                      10,126         9,409
   Investment in UPEX                                              1,087           990
   Deferred acquisition costs                                     22,696        16,244
   Prepaid reinsurance premiums                                   66,088        32,303
   Deferred income taxes                                          26,269        18,337
   Other assets                                                   19,525        16,269

        Total Assets                                           $ 941,247     $ 705,920

LIABILITIES
   Loss and loss adjustment expenses                           $ 457,063     $ 324,416
   Unearned premiums                                             205,348       116,971
   Note payable to bank                                           70,000        25,000
   Ceded balances payable                                         26,402        18,083
   Accrued expenses and other liabilities                         37,659        43,725
        Total Liabilities                                        796,472       528,195

STOCKHOLDERS' EQUITY
   Common Stock, $.01 par value;
      authorized - 52,500,000 shares;
      issued - 1996 - 10,439,628 shares and
               1995 - 11,626,766 shares;
      outstanding - 1996 - 9,325,207 and
                    1995 - 11,497,816                                104           116
   Additional paid-in capital                                     93,651        87,228
   Unrealized gains on investments, net of tax                    18,382        19,156
   Currency translation adjustments                                 (186)           29
   Retained earnings                                              65,384        74,315
   Cost of shares in treasury, at cost:
          1996 - 1,114,421 shares and 1995 - 128,950 shares      (32,560)       (3,119)
        Total Stockholders' Equity                               144,775       177,725

        Total Liabilities and Stockholders' Equity             $ 941,247     $ 705,920

The accompanying notes are an integral part of the consolidated financial statements.

                               EXECUTIVE RISK INC.
                        CONSOLIDATED STATEMENTS OF INCOME

                                           Year Ended December 31,
(In thousands, except per             1996          1995          1994
  share data)
REVENUES
   Gross premiums written          $ 332,085     $ 210,640     $ 130,199
   Premiums ceded                   (121,709)      (65,519)      (21,914)
      Net premiums written           210,376       145,121       108,285
   Change in unearned premiums       (54,592)      (28,687)      (13,324)

       Net Premiums Earned           155,784       116,434        94,961

   Net investment income              32,646        26,706        22,497
   Net realized capital
      gains (losses)                   1,047         1,588          (455)
   Other income                          166            83            82

        Total Revenues               189,643       144,811       117,085

EXPENSES
   Loss and loss
     adjustment expenses             105,335        78,530        64,171
   Policy acquisition costs           27,803        21,931        18,723
   General and administrative
      expenses                        17,068        10,730         8,890
   Long-term incentive
      compensation                       187         1,458         1,009
   Interest expense                    4,511         2,022         1,519

       Total Expenses                154,904       114,671        94,312

     Income Before Income Taxes       34,739        30,140        22,773

Income tax expense (benefit)
   Current                            14,201         9,890         8,755
   Deferred                           (7,567)       (5,036)       (5,222)
                                       6,634         4,854         3,533

        NET INCOME                 $  28,105     $  25,286     $  19,240

Earnings per common
  and common equivalent share      $    2.67     $    2.11     $    1.80

Earnings per common share -
        assuming full dilution     $    2.67     $    2.11     $    1.69

The Company engages in transactions with related parties. See Notes 5 and 9.

The accompanying notes are an integral part of the consolidated financial statements.

                               EXECUTIVE RISK INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                December 31,
(In thousands)                                        1996          1995          1994
PREFERRED STOCK:
    Balance, beginning of year                     $       0     $       0     $       6
    Preferred stock conversion                            --            --            (6)
          Balance, end of year                             0             0             0
COMMON STOCK:
       Balance, beginning of year                        116           115            26
    Options exercised                                     --             1            --
    Preferred stock conversion                            --            --            61
    Common shares issued
      pursuant to the Transaction:
          Common Stock                                    --            --            12
          Class B Common Stock                            --            --            12
    Common shares issued/warrants exercised
       pursuant to IPO, net of related expenses                                       10
    Treasury shares retired                              (12)           --            (2)
    Cashless exercise of warrants                         --            --            (4)
          Balance, end of year                           104           116           115

ADDITIONAL PAID-IN CAPITAL:
    Balance, beginning of year                        87,228        84,725        72,369
    Options exercised                                    730         2,418            --
    Directors' options fees granted                       66            85           163
    Secondary offering over-allotment
      option exercised                                   713            --            --
    Secondary offering related expenses                 (192)           --            --
    Employee stock-based
         compensation plans                            5,444            --            --
    Common shares issued pursuant
        to the Transaction                                --            --           706
    Common shares issued/warrants
      exercised pursuant to IPO,
      net of related expenses                             --            --        13,825
    Class B Common Stock shares
       in treasury retired                              (338)           --        (2,338)
          Balance, end of year                        93,651        87,228        84,725

UNREALIZED GAINS (LOSSES):
 on Investments:
    Balance, beginning of year                        19,156        (3,958)       12,399
    Unrealized gains (losses) on investments            (774)       23,114       (16,357)
    Balance, end of year                              18,382        19,156        (3,958)

CURRENCY TRANSLATION ADJUSTMENTS:
   Balance, beginning of year                             29            24           (52)
   Currency translation adjustments                     (215)            5            76
      Balance, end of year                              (186)           29            24

RETAINED EARNINGS:
   Balance, beginning of year                         74,315        49,948        32,429
   Net Income                                         28,105        25,286        19,240
   Preferred Stock dividends                              --            --        (1,031)
   Common Stock dividends                               (789)         (919)         (690)

    Treasury shares retired                          (36,247)           --            --
          Balance, end of year                        65,384        74,315        49,948

COMMON STOCK IN TREASURY:
    Balance, beginning of year                        (3,119)            0        (2,340)
    Common Stock repurchase                          (38,428)           --            --
    Class B Common Stock repurchase                  (36,597)           --            --
    Secondary offering over-allotment
      option exercised                                 8,962            --            --
    Treasury shares reissued                              25            --            --
    Treasury shares repurchased                           --        (3,119)           --
    Treasury shares retired                           36,597            --         2,340
          Balance, end of year                       (32,560)       (3,119)            0

TOTAL STOCKHOLDERS' EQUITY                         $ 144,775     $ 177,725     $ 130,854

The accompanying notes are an integral part of the consolidated financial statements.

                               EXECUTIVE RISK INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        Year Ended December 31,
(In thousands)                                                     1996          1995          1994
OPERATING ACTIVITIES
 Net income                                                    $  28,105     $  25,286     $  19,240
 Adjustments to reconcile net income to
      net cash provided by operating activities:
       Amortization and depreciation                               1,729           935           435
       Share of income of UPEX                                      (166)          (83)          (82)
       Deferred income taxes                                      (7,567)       (5,036)       (5,222)
       Amortization of bond premium                                1,019         1,541         2,027
       Net realized (gains) losses on investments                 (1,047)       (1,588)          455

       Other                                                      (1,672)       (2,477)         (598)
       Change in:
         Premiums receivable, net of ceded balances payable       10,297          (289)       (2,198)
         Accrued investment income                                  (717)       (1,544)         (891)
         Deferred acquisition costs                               (6,452)       (5,384)       (1,020)
         Loss and loss adjustment expenses, net
              of reinsurance recoverables                         88,704        44,841        36,696
         Unearned premiums, net
             of prepaid reinsurance premiums                      54,592        28,687        13,324
         Accrued expenses and other liabilities                    2,649         1,099        16,557

         Net Cash Provided by Operating Activities               169,474        85,988        78,723

INVESTING ACTIVITIES
 Proceeds from sales of fixed maturities
          available for sale                                     179,510        76,721        74,527
 Proceeds from sales of equity securities
          available for sale                                          --        12,880         2,732
 Proceeds from maturities of investment securities                34,586        32,113        21,918
 Purchase of investment securities                              (354,339)     (204,159)     (167,239)
 Net capital expenditures                                         (2,881)       (4,069)       (7,411)
 Net assets acquired in acquisition of ERMA                           --            --         1,716

       Net Cash Used in Investing Activities                    (143,124)      (86,514)      (73,757)

FINANCING ACTIVITIES
 Proceeds from exercise of options                                   423           241            --
 Cost of repurchase of Common Stock                              (75,025)       (3,119)           --
 Placement fees and other                                           (192)
 Repayment of note payable to bank                               (25,000)           --       (25,000)
 Note payable to bank                                             70,000            --        25,000
 Loan arrangement fees                                              (980)           --            --
 Proceeds from over-allotment option exercise                      9,675            --            --
 Dividends paid on Common Stock                                     (789)         (919)         (690)
 Dividends paid on Preferred Stock                                                            (1,031)
 Proceeds from issuance of Common Stock                               --            --        11,160
 Proceeds from conversion of warrants                                 --            --         4,200
 Offering costs                                                       --            --          (912)

       Net Cash (Used in) Provided by Financing Activities       (21,888)       (3,797)       12,727

       Net Increase (Decrease) in Cash and
            Short-Term Investments                                 4,462        (4,323)       17,693

Cash and short-term investments at beginning of period            20,244        24,567         6,874

       Cash and Short-Term Investments at End of Period        $  24,706     $  20,244     $  24,567

The accompanying notes are an integral part of the consolidated financial statements.

     FOOTNOTES

NOTE 1 - ORGANIZATION AND PRINCIPLES OF CONSOLIDATION
Executive Risk Inc. (the "Company" or "ERI") was formed under the laws of the State of Delaware. As of December 31, 1996, the Company owns all of the outstanding stock of Executive Re Inc. ("Executive Re"), and Executive Re owns all of the outstanding stock of Executive Risk Indemnity Inc. ("ERII") and Executive Risk N.V. ("ERNV"). ERII owns all of the outstanding stock of Executive Risk Specialty Insurance Company ("ERSIC"). In addition, the Company and Executive Re own 100% of Executive Risk Management Associates ("ERMA"), a Connecticut general partnership. ERII, a Delaware corporation, commenced insurance operations under the ownership of Executive Re in 1986. ERSIC, a Connecticut corporation, commenced insurance operations in 1992. ERNV, a Dutch insurance company, was incorporated in May 1995 in the Netherlands to participate in professional liability insurance opportunities.

The Company develops, markets and underwrites specialty line insurance products. The Company's primary business is directors and officers liability insurance ("D&O"). The Company markets its D&O products in three principal sectors:
Commercial Entities, Financial Institutions and Not-for-Profit Institutions. The Company also offers professional liability insurance, known as errors and omissions insurance ("E&O"), to a variety of professions, principal among which are large law firms, insurance agents, psychologists, mortgage brokers and real estate and title professionals. Through ERII and ERSIC, the Company writes, on a direct basis, D&O and E&O throughout the United States, and reinsures D&O and certain ancillary lines of insurance written by The Aetna Casualty and Surety Company ("Aetna") (Note 5), a stockholder of the Company until March 1996 (Note
3). The Company's products are distributed through licensed independent property and casualty brokers, excess and surplus lines brokers and licensed wholesalers. The following summarizes gross premiums written by the Company's key lines of business:

                           Year Ended December 31,
(In thousands)        1996           1995           1994
D&O                  $254,965       $170,247       $107,082
E&O                    77,120         40,393         23,117
Total                $332,085       $210,640       $130,199

The 1996 and 1995 consolidated financial statements include the Company, Executive Re, ERII, ERSIC, ERMA and ERNV. All references made herein to the Company include ERI and all of its subsidiaries unless otherwise noted. The 1994 consolidated financial statements include the Company, Executive Re, ERII, ERSIC and ERMA. All significant intercompany amounts are eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the 1996 presentation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation: The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"), some of which require the use of management's estimates. Actual results could differ from those estimates. Accounting Standards: In December 1996, the Company implemented the supplemental pro forma provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123, if adopted, requires companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees and directors based on their respective fair values at the date of grant. However, the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") may still be utilized with supplemental pro forma disclosures of net income and earnings per share being made in the footnotes as if the provisions of SFAS 123 had been applied. SFAS 123 is effective for fiscal years beginning after December 15, 1995. The Company continues to apply the requirements of APB 25 in the accompanying financial statements with supplemental pro forma disclosures provided in the notes to the consolidated financial statements (Note 8). Investments: In accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified its entire portfolio of fixed maturities and equity securities as available for sale and reports such investments at fair value. Fair values are determined by quoted market prices when available or, in the case of private placements, are estimated by discounting expected future cash flows using a market rate on fixed maturities with similar terms and credit worthiness. The Company's classification of its portfolio as available for sale provides the Company with the flexibility to adjust its portfolio as needed in response to changes in operating, tax and regulatory conditions. Short-term investments are carried at cost which approximates market. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity which are included in investment income.

Unrealized gains and losses resulting from changes in fair values of fixed maturities and equity securities are reflected in stockholders' equity, net of applicable deferred income taxes. Realized capital gains and losses are reported in revenues and are determined based on the specific identification of the investments sold.

Investment in UPEX: The Company's 50% interest in UAP Executive Partners ("UPEX"), a French underwriting agency which is a joint venture between the Company and Union des Assurances de Paris - Incendie-Accidents ("UAP"), is reported using the equity method of accounting. Financial results are reported to the Company in French francs. The Company's share of income and losses has been calculated using the average exchange rate in effect during the period. Resulting translation gains and losses are reported as a separate component of stockholders' equity. Consolidation of ERMA Results: As the majority of ERMA's activities relate to the marketing and underwriting of insurance policies, a substantial portion of the revenues ERMA received from Aetna for underwriting and management services during the years 1994 through 1996 offset the Company's policy acquisition costs. The remaining portion of the revenues received from Aetna related to the general and administrative ("G&A") costs of running the business, and were therefore offset against the Company's G&A expenses (Note
16).

Premium Income and Unearned Premiums: Gross premiums written are recognized as premiums earned principally on a pro rata basis over the in-force period of the policies. Ceded reinsurance premiums are charged against premiums earned on the same basis. Unearned premiums and prepaid reinsurance premiums represent the portions of premiums written and ceded applicable to the unexpired terms of the related policies.

Deferred Acquisition Costs: Deferred acquisition costs, including commissions net of allowances on ceded reinsurance, and the portion of ERMA's revenues relating to the acquisition of premiums, are deferred and amortized on a pro rata basis over the period that the related premiums are earned.

Loss and Loss Adjustment Expense Reserves: As substantially all of the Company's business is written on a claims-made form of coverage, the reserves for loss and loss adjustment expenses represent the estimated liability on outstanding claims, based on an evaluation of reported claims. Although considerable variability is inherent in such estimates, management believes that the recorded reserves for loss and loss adjustment expenses are adequate in the aggregate to cover the ultimate resolution of reported claims. These estimates are continually reviewed and any required adjustments are reflected in current operations.

Reinsurance Recoverables: In the normal course of business, the Company seeks to manage its exposure to potential losses arising from risks it assumes or writes by reinsuring certain levels of risk with various reinsurers (Note 5). Amounts recoverable from reinsurers are estimated in a manner consistent with the loss and loss adjustment expense reserves associated with the outstanding claims. Income Taxes: The provision for federal and state income taxes excludes the effect of permanent differences between income before taxes and taxable income. Deferred income taxes are provided for the tax effects of temporary differences between amounts reported for financial reporting and for income tax purposes. Statements of Cash Flows: In the accompanying statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are classified as cash and short-term investments in the accompanying balance sheets.

Earnings Per Share: Earnings per common and common equivalent share are based on the weighted average common and common equivalent shares outstanding during the period. Common equivalents consist of options and warrants to purchase common stock, and their impact on earnings per share is measured by application of the "treasury stock" method. Earnings per common and common equivalent share represent earnings attributable to common stockholders (net income less preferred stock dividends) divided by common and common equivalent shares. Fully diluted earnings per share include the effect of all dilutive securities, which include common equivalent shares, by application of the "if-converted" method. The number of shares used for computing primary and fully diluted earnings per share were as follows:

(In thousands)    1996              1995             1994
Primary           10,509            11,956           10,108
Fully diluted     10,542            11,978           11,365

NOTE 3 - TRANSACTION, STOCK REPURCHASE AND OFFERINGS
On November 5, 1993, Executive Re, Aetna and ERI entered into an Exchange Agreement (the "Exchange Agreement") providing for Aetna to assign its 70% interest in ERMA to ERI in exchange for (a) 1,225,000 shares of Common Stock,
(b) 1,225,000 shares of Class B Common Stock and (c) an option (the "Aetna Stock Option"), which is an option to purchase 100,000 shares of Common Stock at $12 per share, the price at which shares were offered to the public in an underwritten initial public offering (the "Offering"). The Exchange Agreement provided for a restructuring (the "1994 Restructuring") in which Executive Re merged with a subsidiary of ERI, with the former stockholders of Executive Re (including Aetna) receiving 10 shares of Common Stock and 1 share of Class A Preferred Stock of ERI in exchange for each share of common stock and preferred stock, respectively, of Executive

Re. As a result of the 1994 Restructuring, Executive Re became a subsidiary of ERI. The Exchange and the 1994 Restructuring, referred to herein collectively as the "Transaction," occurred on January 1, 1994. The Transaction was accounted for at ERMA's historical basis. In March 1994, ERI sold three million shares of its Common Stock in the Offering at a price of $12 per share. The Company received net proceeds of approximately $9.7 million from the sale of shares by the Company, after deducting underwriting commissions and expenses of approximately $2.3 million, and $4.2 million from the exercise of warrants in connection with the Offering. The Company contributed $12.0 million of these proceeds to ERII to support future growth and increase underwriting capacity. On March 22, 1996, the Company entered into a Stock Purchase Agreement (the "Agreement") with Aetna Life and Casualty Company ("AL&C") and AL&C's wholly-owned subsidiary, Aetna. Prior to the closing of the Agreement, Aetna owned 4,511,300 shares of the Company's capital stock, consisting of (i) 3,286,300 shares of Common Stock and (ii) all 1,225,000 shares of the Class B Common Stock. Through this investment and the Aetna Stock Option, Aetna controlled approximately 40% of the Company's capital stock. Pursuant to the Agreement, on March 26, 1996, the Company purchased 1,286,300 shares of Common Stock and 1,225,000 shares of Class B Common Stock from Aetna at a per share price of $29.875, or approximately $75 million in the aggregate. In connection with the Agreement, the Company secured a $70 million senior credit facility (the "Senior Credit Facility") arranged through The Chase Manhattan Bank ("Chase") (Note 6). Upon the closing of the Agreement, 2,000,000 shares of Common Stock, representing approximately 22% of the Company's issued and outstanding Common Stock, remained under Aetna ownership. Subsequently, in connection with the acquisition of Aetna by The Travelers Insurance Group Inc., Aetna transferred ownership of the remaining Common Stock to AL&C. The Agreement also contained provisions requiring the Company to file a registration statement with respect to the remaining 2,000,000 shares of Common Stock under AL&C ownership and AL&C was obligated to sell all of these shares in an underwritten secondary offering (the "Secondary Offering"). The Secondary Offering was completed on June 7, 1996. In conjunction with the Secondary Offering, the Company granted to the underwriters an option to purchase an additional 300,000 shares of Common Stock, at $34.00 per share less underwriting discounts and commissions of $1.75 per share, to cover over-allotments. This over-allotment option was exercised in full, and the Company received $9.7 million in proceeds. The proceeds were used for general corporate purposes.

NOTE 4 - PRO FORMA FINANCIAL DATA
The following table presents consolidated pro forma income statement data for the years ended December 31, 1996 and 1995, as adjusted to give pro forma effect to the stock repurchase of 2,511,300 shares of the Company's capital stock at $29.875 per share and the exercise of the 300,000 share over-allotment option in the Secondary Offering, at $32.25 per share, as if they had occurred on January 1, 1996 and 1995, respectively.

                                            Year Ended December 31,
(In thousands, except per share data)           1996           1995
Total revenues                              $189,483       $143,639
Net income                                    27,482         22,187
Weighted average shares outstanding -
         assuming full dilution                9,936          9,767

Earnings per common share -
         assuming full dilution             $   2.77       $   2.27

NOTE 5 - UNDERWRITING AND REINSURANCE
ERMA and Aetna entered into an insurance services agreement under which ERMA was appointed Aetna's underwriting manager. Under this agreement, ERMA received a commission, net of reimbursement to Aetna for its payment of substantially all general and administrative costs incurred by ERMA, of 3% of gross premiums written reported by ERMA to Aetna. This agreement was amended and restated effective January 1, 1994, pursuant to the Transaction. This agreement was again amended effective January 1, 1995, changing commission rates charged by ERMA to Aetna. Under this amended and restated insurance services agreement among the Company, ERMA and Aetna, ERMA was appointed as Aetna's underwriting manager and received a commission in 1996 and 1995 of 24% (23% in 1994) of the portion of premiums written reported by ERMA to Aetna. The Company paid a commission to ERMA equal to ERMA's costs of producing business for the Company. Additionally, ERMA paid an override to Aetna of 3% of gross premiums written with respect to Aetna D&O policies issued through ERMA. As the Company met certain financial tests, the 3% override was discontinued on July 1, 1996. The business underwritten by ERMA on behalf of Aetna generally was reinsured 50% by ERII through December 31, 1996. ERII paid a ceding commission of 3% of premiums reinsured for premium taxes plus ERII's share of certain costs of ERMA related to this business. ERII entered into several quota share reinsurance treaties with Aetna. Under the largest reinsurance treaty, ERII assumed 50% of the risk associated with the first $20 million of coverage provided by each D&O policy issued by Aetna. Under the other reinsurance treaties, ERII assumed a portion of the risk associated with up to $10 million of coverage provided by various D&O and ancillary line coverages issued by Aetna. During 1996, 1995 and 1994, gross premiums written assumed by ERII under the various agreements with Aetna were approximately $13.8 million, $60.5 million and $97.7 million, respectively. On February 13, 1997, the Company and Aetna entered into a series of agreements whereby the Company released Aetna from its contractual obligation to issue D&O exclusively through ERMA until December 31, 1999. As part of these agreements, effective January 1, 1997, the Company assumes 100% of the D&O written by ERMA on Aetna policies issued through ERMA (Note 16). UPEX underwrites, on behalf of UAP, policies providing D&O coverage up to a maximum policy limit of $25 million, subject to certain foreign currency adjustments, of which the Company generally assumed a 50% participation in 1996 and 1995 and a 15% participation in 1994. The Company, through ERII and ERSIC, cedes reinsurance to manage its exposure to potential losses arising from risks it assumes or writes. The largest reinsurance programs include the following: ERII and ERSIC entered into quota share reinsurance treaties with Aetna, similar to those discussed above, pursuant to which Aetna generally assumed 12.5% in 1996 and 1995 and 50% in 1994 of the risk associated with D&O policies issued by ERII and ERSIC. Gross premiums written ceded by ERII and ERSIC under the various agreements with Aetna were approximately $28.2 million, $13.4 million and $3.9 million in 1996, 1995 and 1994, respectively. In connection with the Company releasing Aetna from its contractual obligation to issue D&O exclusively through ERMA, effective January 1, 1997, Aetna is no longer a 12.5% quota share reinsurer of D&O policies issued by ERII and ERSIC (Note 16). ERII and ERSIC have entered into an excess of loss reinsurance arrangement principally with Underwriters at Lloyd's ("Lloyd's").
The Company's D&O reinsurance provides for 100% reinsurance protection (20% in 1994) on losses incurred in excess of $2.5 million up to a limit of $10 million, subject to aggregate limits and other restrictions. For 1996 and 1995, ERII and ERSIC also have entered into a D&O quota share reinsurance treaty, with various reinsurers, generally covering 90% of losses in excess of $10 million up to a limit of $25 million, subject to certain limitations. For the Company's D&O coverages assumed from UAP in 1996 and 1995, ERII has entered into a quota share reinsurance treaty, with various reinsurers, which generally provides for 70% reinsurance protection on losses incurred, subject to certain restrictions. Effective January 1, 1996 and subject to certain limitations, the Company's Lawyers Professional Liability product is reinsured, through a number of domestic and international markets, in a combination quota share and excess of loss reinsurance program whereby the Company retains more of the risk insured on lower limit policies and cedes more of the risk insured on higher limit policies. This program limits the Company's exposure to slightly under $5 million on a policy with a maximum limit of $50 million. For the Company's other E&O and ancillary D&O coverages, ERII and ERSIC have entered into quota share reinsurance treaties, with various reinsurers, which generally provide for between 75% and 90% reinsurance protection on losses incurred, subject to certain restrictions. Entering into reinsurance arrangements does not discharge the Company's obligation to pay policy claims on the reinsured business. The ceding insurer remains responsible for policy claims without regard to the extent the reinsurer pays such claims.

The components of the Company's premiums written and earned were as follows:

                                    Year Ended December 31,
(In thousands)               1996             1995             1994
Premiums Written
         Direct            $ 305,265        $ 134,312        $  25,735
         Assumed              26,820           76,328          104,464
         Ceded              (121,709)         (65,519)         (21,914)
Net Premiums Written       $ 210,376        $ 145,121        $ 108,285
Premiums Earned
         Direct            $ 195,201        $  71,071        $  12,529
         Assumed              48,463           91,604           93,486
         Ceded               (87,880)         (46,241)         (11,054)
Net Premiums Earned        $ 155,784        $ 116,434        $  94,961


Ceded loss and loss adjustment expenses amounted to $48.3 million, $25.1 million and $2.9 million in 1996, 1995 and 1994, respectively. A portion of the Company's ceded reinsurance is placed with Lloyd's syndicates. To date, the Company has not experienced any reinsurance recoverable defaults. Further, Lloyd's syndicates have established trust funds securing their obligations to U.S. cedants.

NOTE 6 - CREDIT AGREEMENT
On November 9, 1994, the Company entered into a credit facility agreement with Chase, Morgan Guaranty Trust Company of New York and The Fleet National Bank of Connecticut (formerly Shawmut Bank Connecticut, N.A.) (the "Banks"). Proceeds of the loan were used to repay $20 million outstanding under a previously existing facility, and the balance was used for general corporate purposes. At December 31, 1994, the interest rate on the loan was 6.83%.

During December 1995, the Company renegotiated certain terms of the above agreement, and a new agreement was signed on December 20, 1995 (the "Closing Date"). The facility was structured in two parts as follows: The term loan of $25 million remained fully drawn on the Closing Date. An additional $25 million of borrowings was available to the Company under a revolving credit facility. This facility terminated 364 days from the Closing Date but was renewable, subject to the approval of the Banks, at the Company's option, for four additional 364-day periods. A fee was assessed on the unborrowed portion of the revolving credit facility.

During the second quarter of 1995, the Company entered into an interest rate swap agreement to modify the interest characteristics of the $25 million outstanding debt from a floating to a semi-fixed interest rate basis. Under the terms of the swap transaction, the borrowing rate for the Company was 6.92% at December 31, 1995. The fair value of the swap agreement was not recognized in the financial statements. The swap was effective from May 15, 1995 through March 26, 1996.

On March 26, 1996, in connection with the repurchase of Common Stock from Aetna, the Company borrowed $70 million under the terms of the Senior Credit Facility arranged through Chase. The proceeds of the loan were utilized as follows: $38 million to partially finance the repurchase of Common Stock and Class B Common Stock from Aetna (Note 3), $25 million to refinance the Company's previously existing debt, and $7 million for general corporate purposes. In addition, the Company has obtained through Chase a $25 million revolving credit facility. The Company has no current plans to draw funds under the revolving credit facility.

On May 31, 1996, as required under the term loan agreement in connection with the Senior Credit Facility, the Company entered into an interest rate protection agreement providing interest rate protection for an aggregate notional amount equal to 50% of the principal outstanding under the term loan. This interest rate protection agreement effectively converted a portion of the Company's floating rate debt to a fixed rate basis. Including the interest rate protection agreement, the all-in borrowing rate for the Company was 7.09% at December 31, 1996. The fair value of the interest rate protection agreement was not recognized in the financial statements.

In connection with the Senior Credit Facility, the Company pledged the stock of its direct subsidiary, Executive Re, and Executive Re pledged the stock of its direct subsidiary, ERII. The terms of the credit agreements required, among other things, that the Company maintain certain defined minimum consolidated net worth and combined statutory surplus levels, and certain debt leverage, premiums-to-surplus and fixed charge ratios, and placed restrictions on the payment of dividends, the incurrence of additional debt, the sale of assets, the making of acquisitions and the incurrence of liens.

Interest paid on debt totaled $3.9 million, $1.8 million and $1.3 million in 1996, 1995 and 1994, respectively.

The carrying value of the loan approximates its fair value. On February 5, 1997, in connection with a capital securities offering by a trust established by the Company, the Company repaid the $70 million outstanding under the term loan portion of the Senior Credit Facility and terminated the associated interest rate protection agreement on the term loan (Note 16).

NOTE 7 - INVESTMENT INFORMATION
Fixed Maturities: The amortized cost and fair value of investments in fixed maturities as of December 31, 1996 and 1995 were as follows:

                                           Gross            Gross
                                           Amortized        Unrealized        Unrealized       Fair
(In thousands)                             Cost             Gains             Losses           Value
1996
United States Government
      or agency securities                $  24,621       $     178        ($     65)       $  24,734
Obligations of states and political
      subdivisions                          424,012          15,403             (134)         439,281
Corporate securities                         91,528           1,463             (136)          92,855
Mortgage and other
   asset backed securities                   60,911           1,168             (124)          61,955
Foreign governments                           1,517              50               --            1,567
                                          $ 602,589       $  18,262        ($    459)       $ 620,392
1995
United States Government
    or agency securities                  $  20,955       $     477        ($      1)       $  21,431
Obligations of states and political
     subdivisions                           390,161          19,463               (4)         409,620
Corporate securities                         50,360           2,276               --           52,636
Mortgage and other
   asset backed securities                   17,015           1,083               --           18,098
Foreign governments                           1,644              56               --            1,700
                                          $ 480,135       $  23,355        ($      5)       $ 503,485

Realized capital gains and losses on sales of fixed maturities were as follows:

                                    Year Ended December 31,
(In thousands)             1996             1995              1994
Gross realized
    capital gains         $ 1,913           $   175           $   544
Gross realized
   capital losses          (2,071)           (1,649)           (1,092)


The amortized cost and fair value of investments in fixed maturities at December 31, 1996 are shown below by effective maturity dates except that for mortgage and other asset backed securities, maturities are calculated using expected maturity dates, which are based on historic cash flow patterns. Effective maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                            Amortized         Fair
(In thousands)                              Cost              Value
Due in one year or less                      $ 39,828       $ 40,326
Due after one year through five years         186,136        190,586
Due after five years through ten years        355,725        368,075
Due after ten years                            20,900         21,405
                                             $602,589       $620,392

Changes in unrealized gains and losses were as follows:

                                 Year Ended December 31,
(In thousands)            1996            1995           1994
Fixed maturities        ($ 5,547)       $ 27,369       ($22,790)
Equity securities          4,408           6,320           (685)

Investment Income: The components of net investment income were as follows:

                                    Year Ended December 31,
(In thousands)                  1996          1995          1994
Fixed maturities
         Taxable             $ 8,672       $ 5,052       $ 4,916
         Tax-exempt           22,400        20,242        16,701
Dividends                        637           868           409
Short-term investments         1,714         1,132         1,019

                             33,423        27,294        23,045
Investment expenses             777           588           548
Net investment income       $32,646       $26,706       $22,497


NOTE 8 - STOCKHOLDERS' EQUITY
Preferred Stock: The Company has 4,000,000 preferred shares authorized at December 31, 1996 and 1995, with no shares issued or outstanding.

Treasury Shares: On November 3, 1995, the Board of Directors approved a one-year stock repurchase program to repurchase shares of the Company's Common Stock up to a maximum of $6.0 million (200,000 shares), at prevailing prices in open market or negotiated transactions. Under this program, in 1995 the Company purchased 128,950 shares at an average price of $24.185 per share. These repurchased shares are held in treasury at December 31, 1996, generally for use in connection with employee stock option exercises and other employee benefit plans. Pursuant to the Aetna stock repurchase (Note 3), all 1,225,000 shares of Class B Common Stock and 1,286,300 shares of Common Stock were repurchased at a per share price of $29.875 and held in treasury during the first quarter of 1996. In connection with the Secondary Offering, the 300,000 shares of Common Stock for the over-allotment option (at a net per share price of $32.25) were issued from shares held in treasury. On May 10, 1996, the Board of Directors approved a resolution to retire all 1,225,000 shares of Class B Common Stock held in treasury.

Common Stock Purchase Warrants: There were 1,000,000 Common Stock Purchase Warrants outstanding prior to the 30,000 warrants previously owned by ERMA being retired in connection with the Transaction discussed in Note 3. In connection with the Offering, all of the remaining Warrants were exercised. The exercise price in respect of Warrants to purchase 550,000 shares of Common Stock was paid by the delivery to the Company of 458,336 shares of Common Stock, valued for its purpose at a per share price equal to the per share price to the public of Common Stock sold in the Offering (i.e., $12). The remaining Warrants were exercised by the payment to the Company of cash, resulting in proceeds to the Company of $4.2 million during 1994. There were no warrants outstanding at December 31, 1996 and 1995. Stock Option Plans: The Company applies APB 25 and related interpretations in accounting for its stock-based compensation plans. Under APB 25, compensation expense for stock option and award plans is recognized as the difference between the fair value of the stock at the date of grant less the amount, if any, the employee or director is required to pay. The Company has a Nonqualified Stock Option Plan and an Employee Incentive Nonqualified Stock Option Plan whereby key employees may be granted options to purchase shares of the Company's Common Stock at a price not less than the fair market value of such shares (as determined by the Committee on Directors and Compensation of the Company's Board of Directors) at the date on which the options are granted.

In November 1990, the Company adopted the IPO Stock Compensation Plan (the "IPO Plan") under which Share Units were granted to certain key employees. On the date of the closing of the Offering, the Share Units were converted into the right to receive 161,905 stock options to purchase Common Stock at an exercise price equal to 30% of the average closing price of the Common Stock for the 30-day period immediately preceding that date. Options representing one-half of the total award were granted on March 22, 1995 to those specified employees employed by the Company on that date. The other half were granted on March 22, 1996 to those specified employees still employed by the Company on that date.

Information with respect to the employee stock options was as follows:

                                                             1996                               1995
                                                                    Weighted                           Weighted
                                                                     Average                            Average
                                                     Number of       Exercise          Number of        Exercise
                                                     Shares           Price            Shares            Price

Outstanding at beginning of year                     1,292,304         $12.77           1,329,350         $13.33
         Granted                                       219,202          20.54             101,104           7.42
         Exercised                                     (31,137)         12.53            (131,312)         14.29
         Forfeited                                     (15,075)         17.95              (6,838)         13.44
Outstanding at end of year                           1,465,294         $13.89           1,292,304          12.77
Options exercisable at end of year                   1,066,418         $12.26             768,042          12.20
Shares reserved under option plans                   2,847,551             --           2,878,688             --
Weighted average fair value of
         options granted during the year                $18.92             --              $12.52             --

In connection with the majority of options exercised in 1995, promissory notes were issued in favor of the Company. In 1994, the Company had 3,010,000 shares reserved under the employee stock option plans, with 583,050 shares exercisable at December 31, 1994. 1,340,550 options were outstanding at January 1, 1994 and 11,200 options were forfeited during the year. 1,329,350 options were outstanding at December 31, 1994, at a weighted average exercise price of $13.33.

The following table summarizes information about the Company's employee stock options outstanding at December 31, 1996.



                                    Options Outstanding                                 Options Exercisable
                                                                 Average
                                                                 Remaining
         Range of                   Number of        Average     Contractual          Number of                 Average
         Exercise Prices            Options          Price       Life (Years)         Options                   Price
            $ 4.88 - $10.00         229,044         $ 7.80             6.3              229,044                   $ 7.80
            $12.00 - $20.00       1,102,500          13.52             5.8              837,374                    13.49
            $26.00 - $34.00         133,750          27.36             9.3                   --                       --
            $ 4.88 - $34.00       1,465,294         $13.89             6.2            1,066,418                   $12.26

The Company has adopted a Nonemployee Directors Option Plan (the "Directors Plan") to provide its nonemployee directors with stock-based incentive compensation. The Directors Plan is intended to relate director compensation to the financial performance of the Company and the market value of the Common Stock. Information with respect to the Directors Plan options was as follows:

                                                  1996                          1995
                                                          Weighted                      Weighted
                                                          Average                       Average
                                       Number of          Exercise       Number of      Exercise
                                       Shares             Price          Shares         Price
Outstanding at beginning of year            83,026        $   10.89      59,798        $    9.48
         Granted                            11,242            24.25      24,148            14.43
         Exercised                          (6,725)            4.89        (920)           12.00
         Forfeited                          (5,258)           15.22          --            --
Outstanding at end of year                  82,285        $   12.93      83,026        $   10.89
Options exercisable at end of year          72,176        $   11.12      58,878        $    9.44
Shares reserved under
   option plans                            492,355            --        499,080            --
Weighted average fair value of
    options granted during the year       $  18.92            --       $  10.02            --

In 1994, the Company had 500,000 shares reserved under the Directors Plan, with 42,020 shares exercisable at December 31, 1994. 59,798 options were granted and outstanding at December 31, 1994, at a weighted average exercise price of $9.48. The following table summarizes information about the Directors Plan stock options outstanding at December 31, 1996.

                                    Options Outstanding                         Options Exercisable
                                                                          Average
                                                                          Remaining
         Range of                   Number of           Average           Contractual     Number of       Average
         Exercise Prices            Options             Price             Life (Years)    Options         Price
            $ 3.32 - $11.51         20,058              $     4.78            7.8         17,726          $    4.16
            $12.00                  40,100                   12.00            7.3         40,100              12.00
            $17.25 - $30.75         22,127                   21.99            8.7         14,350              17.25
            $ 3.32 - $30.75         82,285              $    12.93            7.8         72,176          $   11.12

In connection with the aforementioned employee and director stock option plans, the Company accrued compensation expense, under APB 25, for the years ended December 31, 1996, 1995 and 1994, of approximately $0.7 million, $1.5 million and $1.2 million, respectively. Stock Incentive and Performance Share Plans: In November 1995, the Board of Directors approved two long-term stock-based incentive compensation plans, the Stock Incentive Plan (the "SIP") and the Performance Share Plan (the "PSP"), together referred to herein as the "1995 Plans." The SIP became effective as of January 1, 1996 and the PSP as of January 1, 1995. The Company has reserved 250,000 shares of Common Stock for issuance under the SIP and 1,000,000 shares of Common Stock for issuance under the PSP, subject to the restrictions set forth in each of the respective Plans, and to the approval of the Committee on Directors and Compensation of the Board of Directors. Under the SIP, employees are eligible to be granted stock "units," bearing a relationship to their respective cash bonuses under the Company's Incentive Compensation Plan, which convert into shares of Common Stock upon completion of the applicable vesting period (generally three years). Virtually all employees are eligible to receive awards under the SIP with respect to any fiscal year, other than those employees receiving awards under the PSP with respect to that year. Under the PSP, certain key employees designated by the Committee on Directors and Compensation are eligible to receive awards of "performance share units" which convert into Common Stock and/or cash, as determined by the Committee on Directors and Compensation, upon completion of the performance period to which such awards relate. The amount of Common Stock and/or cash, if any, to be received by participants in the PSP is dependent upon, among other things, the financial performance of the Company during the relevant performance period. The first performance period under the PSP is the three year period beginning on January 1, 1995 and ending on December 31, 1997. 8,525 share units were granted in 1996 under the SIP, of which 500 share units were subsequently forfeited. 83,050 performance share units were granted under the PSP in 1996, of which 2,850 performance share units were subsequently forfeited. The weighted average fair value of the share units and performance share units granted during 1996 was $30.48 per share unit. The Company accrued compensation expense, under APB 25, for the years ended December 31, 1996 and 1995 of approximately $1.8 million and $0.6 million, respectively, in connection with the SIP and PSP. Supplemental and Pro Forma Disclosures: The following pro forma information regarding net income and earnings per share, required by SFAS 123, have been determined as if the Company had accounted for its stock-based compensation plans under the fair value methods described in that statement. The fair value of options and other awards granted under the Company's stock-based compensation plans were estimated at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected dividend yield, the expected life of the options, the expected price volatility and the risk-free interest rate. The weighted average dividend yield for stock option grants during 1996 and 1995 was
 .26% and .47%, respectively. The weighted average expected life for 1996 and 1995 was 8.8 years and 9.3 years, respectively. The weighted average volatility for 1996 and 1995 was .27% and .28%, respectively. The weighted average risk-free interest rate for 1996 and 1995 was 6.36% and 7.10%, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options and stock awards is amortized to expense over the options' and awards' vesting period and does not include grants prior to January 1, 1995. As such, the pro forma net income and earnings per share are not indicative of future years. The Company's pro forma information was as follows:

(In thousands, except per share data)

                                                  1996             1995
Net income                 As reported          $ 28,105         $ 25,286
                           Pro forma              27,040           25,665
Primary earnings
         per share         As reported          $   2.67         $   2.11
                           Pro forma                2.60             2.20
Fully diluted earnings
         per share         As reported          $   2.67          $  2.11
                           Pro forma                2.58             2.17

Rights Plan: The Company has adopted a Shareholder Rights Plan (the "Rights Plan"). When exercisable, each Right entitles the registered holder to purchase from ERI one share of Common Stock at a price of $60.32 per share, subject to adjustment. The Rights Plan has certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors.

Retained Earnings: ERII and ERSIC are subject to state regulatory restrictions which limit the maximum amount of dividends payable. Subject to certain net income carryforward provisions as described below, ERII must obtain approval of the Insurance Commissioner of the State of Delaware in order to pay, in any 12-month period, "extraordinary" dividends which are defined as those in excess of the greater of 10% of surplus as regards policyholders as of the prior year-end and statutory net income less realized capital gains for such prior year. Dividends may be paid by ERII only out of earned surplus. In addition, ERII must provide notice to the Insurance Commissioner of the State of Delaware of all dividends and other distributions to shareholders within five business days after declaration and at least ten days prior to payment. Further, ERII may not pay an "extraordinary" dividend until thirty days after the Delaware Commissioner has received notice of such dividend and has either (i) not disapproved such dividend within such 30-day period or (ii) approved such dividend within such 30-day period. ERSIC must obtain approval of the Insurance Commissioner of the State of Connecticut in order to pay, in any 12-month period, "extraordinary" dividends which are defined as those in excess of the greater of 10% of surplus as regards policyholders as of the prior year-end and statutory net income for such prior year. The Connecticut law further provides that (i) ERSIC must report to the Connecticut Commissioner, for informational purposes, all dividends and other distributions within fifteen business days after the declaration thereof and (ii) ERSIC may not pay any dividend or distribution in excess of its earned surplus, as reflected in its most recent statutory annual statement on file with the Connecticut Commissioner, without such Commissioner's approval. Under applicable insurance law, the retained exposure of ERII or ERSIC on any one risk cannot exceed 10% of its statutory capital and surplus.

NOTE 9 - RELATED PARTIES The investments of the Company have been managed by Conning & Company), a stockholder of the Company. The related agreement associated with this service stipulates annual fees based on the aggregate invested assets of the Company. The management contract with Conning & Company expires in June 1997. The aggregate payments by the Company under this agreement were approximately $0.6 million in 1996 and $0.5 million in each of 1995 and 1994.

Note 10 - Retirement Plans The Company maintains a defined contribution retirement plan (the "Plan") covering substantially all employees. Under the Plan, the Company contributes 4% of total compensation up to the social security wage base. Thereafter, the Company contributes 8% of the total compensation that exceeds this wage base. In addition, employees may contribute up to 10% of total compensation to the Plan. This employee contribution is matched by the Company according to several factors, including the Company's average return on equity for the three preceding years and whether the employee is an officer of the Company and/or its subsidiaries. The Company also maintains the Benefit Equalization Plan (the "BEP"), a supplemental, nonqualified defined contribution plan. The BEP covers certain officers of the Company for the portion of retirement contributions, as determined by the provisions of the Plan, which exceed IRS limitations on contributions and eligible compensation. Amounts contributed by the Company to these retirement plans were $1.7 million, $1.3 million and $1.1 million in 1996, 1995 and 1994, respectively. These amounts include contributions in respect of service in prior years with the Company.

The Company has entered into a Supplemental Pension Agreement (the "SPA") with its Chief Executive Officer ("CEO") and AL&C which replaced the 1988 retirement arrangement among the parties, under which the Company had previously accrued an unfunded, non-tax qualified defined benefit. Under the SPA and the CEO's Employment Agreement, (i) the CEO participates in the Plan and the BEP, to the same extent as other Company employees and (ii) the Company has an obligation to make premium payments on a life insurance policy in the initial amount of $1 million owned by an irrevocable trust established by the CEO, a so-called "split-dollar" arrangement. On January 21, 1997, the Company announced that its CEO (and Chairman) will retire as an officer and director on May 30, 1997. The current Vice Chairman and Chief Operating Officer has been elected by the Board of Directors to become Chairman effective May 30, 1997. The current President and Chief Underwriting Officer of the Company will succeed the CEO, retaining his title as President. The Company's obligation to make additional contributions to the Plan and the BEP on behalf of the retiring CEO will end with his retirement. The Company's obligation to make premium payments on the life insurance policy as described above will continue.

Note 11 - Income Taxes Income tax expense (benefit) is comprised of the following:

                                    Year Ended December 31,
(In thousands)                     1996            1995            1994
Paid or payable on
   currently taxable
         income:
         Federal               $ 13,240        $  9,875        $  8,435
         State                      961              15             320
Net decrease due to
   deferred income taxes         (7,567)         (5,036)         (5,222)
Income tax expense             $  6,634        $  4,854        $  3,533

The provision for income taxes varies from the amount which would be computed using the federal statutory income tax rate as follows:

                                                                                            Year Ended December 31,
(In thousands)                                                                       1996            1995            1994
Pre-tax income                                                                   $ 34,739        $ 30,140        $ 22,773
Application of the federal
         statutory tax rate - 35%                                                $ 12,159        $ 10,549        $  7,970
Tax effect of:
  Tax-exempt interest                                                              (6,676)         (6,059)         (4,973)
  State income taxes                                                                  625              10             208
  Dividends received
         and other                                                                    526             354             328
Total income tax provision                                                       $  6,634        $  4,854        $  3,533

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are summarized as follows:

                                                     December 31,
(In thousands)                             1996           1995           1994
Deferred tax assets:
         Loss reserve
                  discounting          $ 30,871       $ 24,178       $ 21,134
         Unearned premiums                9,462          5,750          3,807
         Unrealized losses
                  on investments             --             --          1,595
         Other                            4,518          4,544          2,166
Total deferred tax assets                44,851         34,472         28,702
Valuation allowance                          --             --           (854)
Deferred tax liabilities:
         Deferred acquisition
                  costs                   7,707          5,510          3,692
         Unrealized gains
                  on investments          9,475          9,842             --
         Other                            1,400            783            273
Total deferred tax liabilities           18,582         16,135          3,965
Net deferred tax assets                $ 26,269       $ 18,337       $ 23,883

Income taxes paid were $12.4 million, $10.6 million and $7.3 million in 1996, 1995 and 1994, respectively.

NOTE 12 - UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES The following table sets forth the activity in unpaid loss and loss adjustment expenses ("LAE"), net of reserves for reinsured loss and LAE, for the years indicated.

                                                Year Ended December 31,
(In thousands)                           1996             1995             1994
Reserves for losses and LAE
at beginning of period,
gross                                  $ 324,416        $ 254,758        $ 215,151
Reinsurance recoverable
 at beginning of period                  (33,531)          (8,958)          (6,053)
Reserves for losses and LAE
  at beginning of period, net            290,885          245,800          209,098
Provision for losses and LAE for
   current year claims                   112,107           83,775           68,304
Decrease in estimated ultimate
  losses and LAE
  for prior year claims                   (6,772)          (5,245)          (4,133)
Total incurred losses and LAE            105,335           78,530           64,171
Adjustment for foreign exchange
  loss on unpaid loss and LAE                (23)              58               27
Loss and LAE payments for
  claims attributable to:
         Current year                      2,239              792              587
         Prior years                      13,811           32,711           26,909
Total payments                            16,050           33,503           27,496
Reserves for losses and LAE
   at end of period, net                 380,147          290,885          245,800
Reinsurance recoverable
    at end of period                      76,916           33,531            8,958
Reserves for losses and LAE
    at end of period,
         gross                         $ 457,063        $ 324,416        $ 254,758

NOTE 13 - PRESCRIBED OR PERMITTED STATUTORY PRACTICES ERII and ERSIC, which are domiciled in Delaware and Connecticut, respectively, prepare their statutory financial statements in accordance with accounting principles and practices prescribed or permitted by their respective state insurance departments. Prescribed statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state and may change in the future. Furthermore, the NAIC has a project to codify statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project will likely change the definitions of what comprises prescribed versus permitted statutory accounting practices and may result in changes to the accounting policies that insurance companies use to prepare their statutory financial statements. ERII and ERSIC follow prescribed accounting practices in preparing their statutory financial statements, in all material respects.

NOTE 14 - RECONCILIATION - GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BASIS TO STATUTORY BASIS The following table reconciles consolidated net income and stockholders' equity as reported herein on the basis of GAAP with ERII's consolidated statutory basis income and consolidated statutory basis capital and surplus. ERII's consolidated results include those of its wholly owned subsidiary, ERSIC.

                                                      Year Ended December 31,

(In thousands)                                1996             1995             1994
Consolidated GAAP income                 $  28,105        $  25,286        $  19,240
Eliminate parent company loss                5,037            2,183              867
ERII consolidated GAAP income               33,142           27,469           20,107
Add (subtract) GAAP adjustments:
   Deferred acquisition costs              (11,754)          (3,221)          (4,275)
   Deferred income tax benefits             (6,213)          (4,348)          (3,182)
         Other                                  13               24               17
ERII consolidated statutory income       $  15,188        $  19,924        $  12,667
Consolidated GAAP stockholders'
   equity                                $ 144,775        $ 177,725        $ 130,854
Eliminate parent company deficit            64,843              663            9,973
ERII consolidated GAAP
    stockholders' equity                   209,618          178,388          140,827
Add (subtract) GAAP adjustments:
     Deferred acquisition costs            (29,090)         (17,336)         (14,115)
     Deferred income tax benefits          (22,207)         (16,109)         (21,843)
     Adjust invested assets
          to statutory value               (17,753)         (21,824)           3,883
Other                                       (2,163)          (1,654)          (1,351)
ERII consolidated statutory
     capital and surplus                 $ 138,405        $ 121,465        $ 107,401

NOTE 15 - CONSOLIDATED QUARTERLY DATA (UNAUDITED)

                                            First          Second         Third         Fourth
(In thousands, except per share data)       Quarter        Quarter        Quarter       Quarter         Year
1996
Net premiums earned                        $ 33,913       $ 36,425       $ 41,066       $ 44,380       $155,784
Net investment income                         7,375          7,450          8,389          9,432         32,646
Income before income taxes                    8,763          6,722          8,103         11,151         34,739
Federal and state income tax expense          1,538          1,162          1,359          2,575          6,634
Net Income                                    7,225          5,560          6,744          8,576         28,105
Earnings per common share
         - assuming full dilution(1)           0.60           0.56           0.67           0.85           2.67
Common Stock price range (2)
         - High                              33             38 1/4         38 1/2         42             42
         - Low                               26 1/4         29 1/4         33 3/8         34 1/8         26 1/4
1995
Net premiums earned                        $ 25,287       $ 28,012       $ 30,549       $ 32,586       $116,434
Net investment income                         6,284          6,406          6,761          7,255         26,706
Income before income taxes                    6,041          8,774          7,490          7,835         30,140
Federal and state income tax expense            743          1,705          1,298          1,108          4,854
Net Income                                    5,298          7,069          6,192          6,727         25,286
Earnings per common share
      - assuming full dilution                 0.45           0.59           0.51           0.56           2.11
Common Stock price range (2)
         - High                              17 1/8         19             23 7/8             29         29
         - Low                               13 5/8         16 5/8         18 1/2             22         13 5/8

(1) The sum of the 1996 quarters' earnings per share does not equal the full year's per share amount. (2) The stock price range is based on closing prices reported by Bloomberg L.P. The Company paid quarterly dividends of $0.02 per share in 1996 and 1995. The Company currently intends to continue paying regular cash dividends on a quarterly basis. See Notes 6 and 8 for information on potential restrictions on the payment of future dividends. As of February 26, 1997, the approximate number of common shareholders of record was 94.

NOTE 16 - SUBSEQUENT EVENT
On February 5, 1997, the Company formed Executive Risk Capital Trust (the "Trust"), a Delaware statutory business trust, the common securities of which are owned by the Company. The Trust sold 125,000 8.675% Series A Capital Securities ($1,000 per Capital Security) (the "Capital Securities") to certain institutional accredited investors pursuant to SEC Rule 144A and Regulation S. The Trust used the $125 million of proceeds received from the sale of the Capital Securities to purchase Junior Subordinated Debentures (the "Debentures") from the Company. The Company utilized the $123.5 million of net proceeds as follows: $70 million to repay the amount outstanding under the term loan portion of the Senior Credit Facility, $45 million to make a surplus contribution to ERII and $8.5 million for general corporate purposes.

Holders of the Capital Securities will be entitled to receive cumulative cash distributions, accumulating from the date of original issuance and payable semi-annually in arrears on February 1 and August 1 of each year at an annual rate of 8.675%. Interest on the Debentures, and hence distributions on the Capital Securities, may be deferred to the extent set forth in the applicable instrument. The Capital Securities are subject to mandatory redemption on February 1, 2027, at a redemption price equal to the principal amount of, plus accrued but unpaid distributions on, the Debentures.

The Capital Securities are also prepayable in certain other specified circumstances at a prepayment price which includes a make-whole premium and in certain other cases without a make-whole premium. Payments of distributions and other amounts due on the Capital Securities have been guaranteed by the Company to the extent set forth in the applicable guarantee instrument.

On February 13, 1997, the Company and Aetna entered into a series of agreements whereby the Company released Aetna from its contractual obligation to issue D&O exclusively through ERMA until December 31, 1999, and Aetna may therefore begin to compete with the Company on D&O sooner than it otherwise could have. In exchange, Aetna has agreed that, effective January 1, 1997, Aetna is no longer a 12.5% quota share reinsurer of the Company's direct D&O business. Additionally, effective January 1, 1997, the Company assumes 100% of the D&O written by ERMA on Aetna policies as compared to 50% in 1996 and prior years. Due to these changes, in 1997 the Company will pay less in ceded premiums, and generally retain slightly more risk, than if it had continued the prior reinsurance arrangements with Aetna.