Form 10-K, Exhibit 13
period 1997-12-31
EXECUTIVE RISK INC /DE/
filed 1998-03-25
CIK 914069

EXHIBIT 13 to Executive Risk Inc. Annual Report on Form 10-K
Management's Discussion and Analysis of Financial Condition and Results of Operations Financial Statements and Notes

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto.

GENERAL
Management's discussion and analysis of financial condition and results of operations compares certain financial results for the year ended December 31, 1997 with the corresponding periods for 1996 and 1995. The results of Executive Risk Inc. (the "Company" or "ERI") include the consolidated results of Executive Risk Management Associates ("ERMA"), Executive Re Inc. ("Executive Re") and Executive Re's insurance subsidiaries, Executive Risk Indemnity Inc. ("ERII"), Executive Risk Specialty Insurance Company ("ERSIC"), Executive Risk N.V. ("ERNV"), Quadrant Indemnity Company ("Quadrant"), a newly formed Connecticut insurance company owned by ERII, and Executive Risk (Bermuda) Ltd., a newly formed Bermuda insurance company owned by Executive Re. In addition, the Company's results include Executive Risk Capital Trust (the "Trust"), a Delaware statutory business trust, Sullivan Kelly Inc. ("Sullivan Kelly"), a California corporation formed in September 1997 to acquire the assets of Sullivan, Kelly & Associates, Inc., Insurance Brokers, a California underwriting agency and insurance broker, and a 50% interest in UAP Executive Partners ("UPEX"), a French underwriting agency which was a joint venture between the Company and Union des Assurances de Paris - Incendie Accidents ("UAP"), a subsidiary of AXA-UAP Group. The joint venture agreement between the Company and UAP was terminated on December 31, 1997. In conjunction with such termination, the Company transferred its 50% interest in UPEX to AXA-UAP Group and in exchange received a cash payment in the amount of $1.1 million. The Company also received $0.7 million from AXA-UAP Group in exchange for the Company agreeing not to compete with AXA-UAP Group on certain policies underwritten by UPEX and in force on December 31, 1997. No realized gain or loss resulted from this termination. The Company does not believe that the termination of the UPEX joint venture agreement, including the non-compete agreement, will have a material adverse impact on the Company's business or financial condition.

The Company's financial position and results of operations are subject to fluctuations due to a variety of factors. Abnormally high severity or frequency of claims in any period could have a material adverse effect on the Company. Also, reevaluations of the Company's loss reserves could result in an increase or decrease in reserves and a corresponding adjustment to earnings. Additionally, the insurance industry is highly competitive. The Company competes with domestic and foreign insurers and reinsurers, some of which have greater financial, marketing and management resources than the Company, and it may compete with new market entrants in the future. Competition is based on many factors, including the perceived market strength of the insurer, pricing and other terms and conditions, services provided, the speed of claims payment, the reputation and experience of the insurer, and ratings assigned by independent rating organizations (including A.M. Best Company, Inc. ("A.M. Best") and Standard & Poor's ("S&P")). ERII, ERSIC, Quadrant and ERNV's current rating from A.M. Best is "A (Excellent)". ERII, ERSIC and Quadrant's current claims-paying ability rating from S&P is "A+". These ratings are based upon factors of concern to policyholders, including financial condition and solvency, and are not directed to the protection of investors.

RESULTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1997 AND 1996

Gross premiums written increased by $99.3 million, or 30%, to $431.4 million in 1997 from $332.1 million in 1996. The increase was due to growth in sales in all of the Company's existing lines of business, including domestic directors and officers ("D&O") liability insurance and lawyers professional liability and miscellaneous professional liability errors and omissions ("E&O") insurance.

Ceded premiums increased $47.8 million, or 39%, to $169.5 million in 1997 from $121.7 million in 1996. The rate of growth in ceded premiums exceeded that of gross premiums written due to increased cessions on E&O and certain D&O products partially offset by a reduction in direct D&O cessions to Travelers Property Casualty Corporation ("Travelers") (formerly known as Travelers/Aetna Property Casualty Company). In connection with the acquisition of The Aetna Casualty & Surety Company ("Aetna") by The Travelers Insurance Group Inc., all reinsurance treaties previously with Aetna were assumed by Travelers. Pursuant to a restructuring of the Company's relationship with Travelers entered into on February 13, 1997 and effective January 1, 1997, Travelers is no longer a 12.5% quota share reinsurer of the Company's direct D&O business.

As a result of the foregoing, net premiums written increased $51.5 million, or 25%, to $261.9 million in 1997 from $210.4 million in 1996. Over the same periods, net premiums earned increased to $211.2 million from $155.8 million.

Net investment income increased by $14.5 million, or 44%, to $47.1 million in 1997 from $32.6 million in 1996. The increase resulted principally from growth in the Company's investment portfolio, measured on an amortized cost basis, from $663.1 million at December 31, 1996 to $1.0 billion at December 31, 1997. The Company's equity investment balances were $61.7 million and $37.7 million at December 31, 1997 and 1996, respectively, and the cash and short-term investment balances were $88.5 million and $24.7 million, respectively, on the same dates.

The Company manages its portfolio on a total return basis, and, as such, its investments in equity securities are made for their perceived superior return potential over the long term. Growth in invested assets resulted primarily from proceeds received from the issuance of capital securities, common stock and senior notes as well as cash flows from insurance operations. The nominal portfolio yield of the fixed maturity portfolio at December 31, 1997 was 6.07%, as compared to 6.18% at December 31, 1996. The tax-equivalent yields on the fixed maturity portfolio were 7.58% and 8.00% for these periods, respectively. See "Liquidity and Capital Resources." The Company's net realized capital gains were $3.2 million in 1997 as compared to $1.0 million in 1996. In 1997, net capital gains were realized principally from the sale of fixed maturity investments, equity mutual fund distributions and certain equity limited partnership investments.

 Loss and loss adjustment expenses ("LAE") increased $36.5 million, or 35%, to $141.8 million in 1997 from $105.3 million in 1996 due to higher premiums earned partially offset by a slightly lower loss ratio. The Company's loss ratio decreased to 67.1% in 1997 from 67.6% in 1996. In connection with the Company's normal reserving review, which includes a reevaluation of the adequacy of reserve levels for prior years' claims, the Company reduced its unpaid loss and LAE reserves in 1997 for prior report years by approximately $10.3 million. In 1996, the Company reduced its unpaid loss and LAE reserves for prior report years by $6.8 million. These reductions produced corresponding increases in the Company's net income of approximately $6.7 million, or $0.62 per diluted share, in 1997 and $4.4 million, or $0.42 per diluted share, in 1996. There is no assurance that reserve adequacy reevaluations will produce similar reserve reductions and net income increases in the future.

Policy acquisition costs increased $7.2 million, or 26%, to $35.0 million in 1997 from $27.8 million in 1996. The Company's ratio of policy acquisition costs to net premiums earned declined to 16.6% in 1997 from 17.8% in 1996. The decrease in the policy acquisition cost ratio was primarily attributable to higher ceding commissions earned on the Company's reinsurance programs.

General and administrative ("G&A") expenses increased $11.5 million, or 68%, to $28.6 million for the year ended December 31, 1997 from $17.1 million for the year ended December 31, 1996. The increase in G&A costs was due primarily to increased compensation, benefit and related overhead costs associated with the growth in premium volume and development of new products. The ratio of G&A expenses to net premiums earned increased from 11.0% in 1996 to 13.5% in 1997.

As a result of the changes in the aforementioned ratios, the Company's GAAP combined ratio increased to 97.2% in 1997 from 96.4% in 1996. A combined ratio below 100% indicates profitable underwriting prior to the consideration of investment income, capital gains and interest expense. A company with a combined ratio exceeding 100% can still be profitable due to such factors as investment income and realized capital gains.

Interest expense of $1.8 million for the year ended December 31, 1997 and $4.5 million for the year ended December 31, 1996 was attributable principally to the outstanding balances under the Company's senior notes payable and bank credit agreement. The outstanding balances under the Company's bank credit agreement were $25 million from January 1, 1996 to March 26, 1996 and $70 million from March 26, 1996 to February 5, 1997. On February 5, 1997, the Company repaid the $70 million outstanding under the term loan portion of a senior credit facility (the "Senior Credit Facility") arranged through The Chase Manhattan Bank ("Chase"). On December 12, 1997, the Company sold $75 million aggregate amount of 7.125% senior notes payable. In addition, interest expense in 1997 includes $0.9 million of loan arrangement fees paid to Chase in 1996 which were fully amortized in connection with the repayment of amounts outstanding under the Senior Credit Facility. See "Liquidity and Capital Resources" and Note 8 of Notes to Consolidated Financial Statements of the Company. Minority interest in the Trust is attributable to distributions payable on the securities of the Trust. See "Liquidity and Capital Resources."

Income tax expense increased $1.6 million, or 23%, to $8.2 million for the year ended December 31, 1997 from $6.6 million for the year ended December 31, 1996. The Company's effective tax rate decreased to 18.3% in 1997 from 19.1% in 1996. The decrease in the effective tax rate was due principally to growth in tax-exempt investment income outpacing the increase in pre-tax income.

As a result of the factors described above, net income increased $8.4 million, or 30%, to $36.5 million, or $3.41 per diluted share, in 1997 from $28.1 million, or $2.67 per diluted share, in 1996. The Company's operating earnings, calculated as net income before $0.3 million of one-time expenses associated with the acquisition of the assets of Sullivan, Kelly & Associates, Inc., Insurance Brokers and realized capital gains or losses, all net of tax, increased $7.4 million, or 27%, to $34.8 million, or $3.25 per diluted share, in 1997 from $27.4 million, or $2.61 per diluted share, in 1996.

YEARS ENDED DECEMBER 31, 1996 AND 1995
Gross premiums written increased by $121.5 million, or 58%, to $332.1 million in 1996 from $210.6 million in 1995. The increase was partially due to growth in sales in all of the Company's key lines of business, including domestic and international D&O liability insurance and lawyers professional liability and miscellaneous professional liability E&O insurance. Also contributing to the rise in gross premiums written was the Company's issuance of ERII and ERSIC D&O policies, rather than Aetna (now known as Travelers) policies, to both new and renewing insureds. Converting an insured to ERII or ERSIC from Aetna resulted in the Company receiving 100% of the gross premiums written (and ceding 12.5% to Aetna) as compared to receiving 50% when reinsuring Aetna's risks. In 1996, $226.3 million of gross D&O premiums written were issued on ERII and ERSIC policies as compared to $99.0 million in 1995. Ceded premiums increased $56.2 million, or 86%, to $121.7 million in 1996 from $65.5 million in 1995. The rise in ceded premiums was due principally to an increase in direct premium volume, a portion of which was ceded to reinsurers under the Company's various D&O and E&O treaties.

As a result of the foregoing, net premiums written increased $65.3 million, or 45%, to $210.4 million in 1996 from $145.1 million in 1995. Over the same periods, net premiums earned increased to $155.8 million from $116.4 million. Net investment income increased by $5.9 million, or 22%, to $32.6 million in 1996 from $26.7 million in 1995. This increase resulted principally from growth in the Company's investment portfolio, measured on an amortized cost basis, from $520.9 million at December 31, 1995 to $663.1 million at December 31, 1996, as well as a slight increase in nominal investment yields. The Company's equity investment balances were $45.9 million and $26.1 million at December 31, 1996 and 1995, respectively, and the cash and short-term investment balances were $24.7 million and $20.2 million, respectively, on the same dates. The nominal portfolio yield of the fixed maturity portfolio at December 31, 1996 was 6.18%, as compared to 6.09% at December 31, 1995. The tax-equivalent yields on the fixed maturity portfolio were 8.00% and 8.25% for these periods, respectively. See "Liquidity and Capital Resources." The Company's net realized capital gains were $1.0 million in 1996, as compared to $1.6 million in 1995. In 1996, capital gains were realized from the sale of fixed maturities to provide available cash for the repurchase of Common Stock and Class B Common Stock from Aetna. In addition, capital gains were realized from equity mutual fund distributions and certain equity limited partnership investments. Partially offsetting the gains were net realized capital losses from fixed maturities sold at a loss and replaced with higher yielding securities.

Loss and LAE increased $26.8 million, or 34%, to $105.3 million in 1996 from $78.5 million in 1995 due to higher premiums earned. The Company's loss ratio increased slightly to 67.6% in 1996 from 67.4% in 1995. In connection with the Company's normal reserving review, which includes a reevaluation of the adequacy of reserve levels for prior years' claims, the Company reduced its unpaid loss and LAE reserves in 1996 for prior report years by approximately $6.8 million. In 1995, the Company reduced its unpaid loss and LAE reserves for prior report years by approximately $5.2 million. These reductions produced corresponding increases in the Company's net income of approximately $4.4 million, or $0.42 per share, in 1996 and $3.4 million, or $0.28 per share, in 1995. Policy acquisition costs increased $5.9 million, or 27%, to $27.8 million in 1996 from $21.9 million in 1995. The Company's ratio of policy acquisition costs to net premiums earned declined to 17.8% in 1996 from 18.8% in 1995. The decrease in the acquisition cost ratio was primarily due to savings achieved by paying less in override commissions to Aetna as a result of successfully converting insureds from Aetna policies to ERII and ERSIC policies. Under the Amended and Restated Agency and Insurance Services Agreement among Aetna, the Company and ERMA, ERMA paid Aetna an override commission equal to 3% of gross written premiums with respect to Aetna D&O policies issued by ERMA through June 30, 1996. Pursuant to this agreement, effective with respect to business written on or after July 1, 1996, ERMA was no longer required to pay an override commission to Aetna. G&A expenses increased $6.4 million, or 59%, to $17.1 million for the year ended December 31, 1996, as compared to $10.7 million for the year ended December 31, 1995. The increase in G&A costs was due primarily to increased compensation, benefit and related overhead costs associated with new employees hired to support the growth in premium volume. The ratio of G&A costs to net premiums earned increased to 11.0% in 1996 from 9.3% in 1995. As a result of the changes in the aforementioned ratios, the Company's GAAP combined ratio increased to 96.4% in 1996 from 95.5% in 1995.

Long-term incentive compensation in 1996 and 1995 of $0.2 million and $1.5 million, respectively, consisted of non-cash charges to earnings for the value of the stock option element of the IPO Stock Compensation Plan

(the "IPO Plan"). See Note 10 of Notes to Consolidated Financial Statements of the Company for a further discussion of the IPO Plan.

Interest expense was incurred principally on the outstanding balances under the Company's bank credit agreement. Higher outstanding debt balances in 1996 resulted in an increase in interest expense to $4.5 million in 1996 as compared to $2.0 million in 1995. The outstanding balances were $25 million for 1995, $25 million from January 1, 1996 through March 26, 1996 and $70 million from March 26, 1996 to December 31, 1996. See "Liquidity and Capital Resources" and Note 8 of Notes to Consolidated Financial Statements of the Company.

Income tax expense increased $1.7 million, or 37%, to $6.6 million for the year ended December 31, 1996, as compared to $4.9 million for the year ended December 31, 1995. The Company's effective tax rate increased to 19.1% in 1996 from 16.1% in 1995. The increase in the effective tax rate was due in part to growth in pre-tax income outpacing the increase in tax-exempt investment income and an increase in the Company's state tax liability. As a result of the factors described above, net income increased $2.8 million, or 11%, to $28.1 million, or $2.67 per diluted share, in 1996 from $25.3 million, or $2.12 per diluted share, in 1995. The Company's operating earnings increased $3.1 million, or 13%, to $27.4 million, or $2.61 per diluted share, in 1996 from $24.3 million, or $2.04 per diluted share, in 1995.

LIQUIDITY AND CAPITAL RESOURCES
ERI is a holding company, the principal asset of which is equity in its subsidiaries. ERI's cash flows depend primarily on dividends and other payments from its subsidiaries. ERI's sources of funds consist primarily of premiums received by the insurance subsidiaries, income received on investments and proceeds from the sales and redemptions of investments. Funds are used primarily to pay claims and operating expenses, to purchase investments, to pay interest and principal under the terms of the Company's indebtedness for borrowed money and to pay dividends to Common Stock holders.

Cash flows from operating activities were $181.0 million, $169.5 million and $86.0 million for 1997, 1996 and 1995, respectively. The modest increase in cash flows in 1997 resulted principally from increased net premiums received and investment income received partially offset by higher losses and G&A expenses paid as well as a $9.5 million return of funds held under a funds withheld arrangement. Rising loss payments are expected of a maturing professional liability underwriter. The primary components of the cash flow increase in 1996 over 1995 were increased net premiums received coupled with lower than anticipated loss payments.

The Company believes that it has sufficient liquidity to meet its anticipated insurance obligations as well as its operating and capital expenditure needs. Such capital expenditure needs include the costs of an addition to the Company-owned office headquarters building in Simsbury, Connecticut. Site improvements have begun and bids have been accepted on the first $4 million of the total estimated cost of $20 million. The project is targeted for completion in 1999.

The Company's investment strategy emphasizes quality, liquidity and diversification. With respect to liquidity, the Company considers liability durations, specifically loss reserves, when determining investment maturities. In addition, maturities have been staggered to produce a pre-planned pattern of cash flows for purposes of loss payments and reinvestment opportunities. Average investment duration of the fixed maturity portfolio at December 31, 1997, 1996 and 1995 was approximately 4.6 years as compared to an expected loss reserve duration of 5.0 to 5.5 years for such dates. The Company's short-term investment pool was $88.5 million (8.2% of the total investment portfolio) at December 31, 1997 and $24.7 million (3.6% of the total investment portfolio) at December 31, 1996. The increase in the short-term investment pool was due principally to the addition to that pool of that portion of the net proceeds received from a senior notes offering completed on December 12, 1997, as discussed below, which has been designated for increasing the capitalization of ERNV. Cash and publicly traded fixed income securities constituted 88% of the Company's total investment portfolio at December 31, 1997.

The Company's entire investment portfolio is classified as available for sale, and is reported at fair value, with the resulting unrealized gains or losses included as a separate component of stockholders' equity until realized. The market value of the portfolio was 103% of amortized cost at December 31, 1997 and December 31, 1996. At December 31, 1997 and 1996, stockholders' equity was increased by $19.5 million and $11.9 million, respectively, to record the Company's fixed maturity investment portfolio at fair value. At December 31, 1997, the Company owned no derivative instruments, except for $121.5 million (fair value) invested in mortgage and asset backed securities. On March 22, 1996, ERI entered into a Stock Purchase Agreement (the "Agreement") with Aetna Life and Casualty Company ("AL&C") and AL&C's wholly owned subsidiary, Aetna. Pursuant to the Agreement, on March 26, 1996, the Company purchased 1,286,300 shares of Common Stock and 1,225,000 shares of Class B Common Stock from Aetna at a per share price of $29.875, or approximately $75 million in the aggregate. In connection with the Agreement, the Company secured the $70 million Senior Credit Facility arranged through Chase. The proceeds of the loan were utilized as follows: $38 million to partially finance the repurchase of Common Stock and Class B Common Stock from Aetna, $25 million to refinance the Company's previously existing debt and $7 million for general corporate purposes. In addition, the Company obtained through Chase a $25 million revolving credit facility. The Company has no plans to draw funds under the revolving credit facility.

The Agreement also contained provisions requiring the Company to file a registration statement with respect to the remaining 2,000,000 shares of Common Stock under AL&C ownership and AL&C was obligated to sell all of these shares in an underwritten secondary offering. The secondary offering was completed on June 7, 1996. In conjunction with the secondary offering, the Company granted to the underwriters an option to purchase an additional 300,000 shares of Common Stock, at $34.00 per share less underwriting discounts and commissions of $1.75 per share, to cover over-allotments. This over-allotment option was exercised in full, and the Company received $9.7 million in net proceeds which were used for general corporate purposes. The 300,000 shares of Common Stock covered by the over-allotment option were issued from shares held in treasury. On May 10, 1996, the Board of Directors approved a resolution to retire the 1,225,000 shares of Class B Common Stock in treasury acquired in the Aetna stock repurchase. At its May 1997 Annual Meeting, the Company's stockholders approved an Amended and Restated Certificate of Incorporation which eliminated all Class B Common Stock.

On January 24, 1997, the Company formed the Trust, the common securities of which are wholly owned by the Company. On February 5, 1997, the Trust sold 125,000 8.675% Series A Capital Securities (liquidation amount, $1,000 per Capital Security) to certain qualified institutional buyers pursuant to SEC Rule 144A. The Trust used the $125 million of proceeds received from the sale of the Series A Capital Securities and the $3.9 million received from the sale to the Company of the common securities of the Trust to purchase $128.9 million aggregate principal amount of 8.675% Series A Junior Subordinated Deferrable Interest Debentures of the Company due February 1, 2027 (the "Series A Debentures"). The Company utilized the $123.5 million of net proceeds as follows: $70 million to repay the amount outstanding under the term loan portion of the Senior Credit Facility, $45 million to make a surplus contribution to ERII and $8.5 million for general corporate purposes. On May 29, 1997, all of the Series A Capital Securities were exchanged for Series B Capital Securities (the "Capital Securities"). In addition, $125 million aggregate principal amount of the Series A Debentures were exchanged for a like aggregate principal amount of 8.675% Series B Junior Subordinated Deferrable Interest Debentures of the Company due February 1, 2027 (the "Series B Debentures" and together with the remaining $3.9 million aggregate principal amount of the outstanding Series A Debentures are hereinafter referred to as the "Debentures"). The terms of the Capital Securities are identical in all material respects to the terms of the Series A Capital Securities, except that the Capital Securities have been registered under the Securities Act of 1933 and are not subject to the $100,000 minimum liquidation amount transfer restriction and certain other transfer restrictions applicable to the Series A Capital Securities. The sole assets of the Trust are the Debentures.

Holders of the Capital Securities are entitled to receive cumulative cash distributions, accumulating from the date of original issuance and payable semi-annually in arrears on February 1 and August 1 of each year at an annual rate of 8.675%. Interest on the Debentures, and hence distributions on the Capital Securities, may be deferred by the Company to the extent set forth in the applicable instrument. The Capital Securities are subject to mandatory redemption on February 1, 2027, upon repayment of the Series B Debentures, at a redemption price equal to the principal amount of, plus accrued but unpaid interest on, the Series B Debentures. The Capital Securities are also subject to mandatory redemption in certain other specified circumstances at a redemption price that may or may not include a make-whole premium. The Company's obligations under the Series B Debentures, the related indenture and trust agreement and the guarantee issued for the benefit of the holders of the Capital Securities, taken together, constitute a full, irrevocable and unconditional guarantee by the Company of the Capital Securities.

On September 12, 1997, the Company completed an underwritten public offering of 1,000,000 shares of its Common Stock at $62.25 per share less underwriting discounts and commissions of $3.05 per share. In connection with this secondary offering, the Company granted to the underwriters an option to purchase an additional 150,000 shares of its Common Stock to cover over-allotments. Such over-allotment option was exercised in full. The Company received $67.8 million in net proceeds which have been used to make surplus contributions to ERII and Executive Risk (Bermuda) Ltd. in order to support existing business lines and to finance entry into new business lines, and for general corporate purposes.

On December 12, 1997, the Company issued $75 million aggregate principal amount of unsecured 7.125% senior notes (the "Senior Notes") maturing on December 15, 2007. Interest on the Senior Notes is payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 1998. The Senior Notes may not be redeemed prior to maturity and are not subject to any sinking fund. The Company used the $74.2 million of net proceeds of the issue to make surplus contributions to current insurance company subsidiaries of the Company in order to support existing business lines and to finance entry into new business lines, and for general corporate purposes.

In each of March, June, September and December of 1997, the Company paid dividends to Common Stock holders of record of $0.02 per share. Such Common Stock dividends totaled $0.8 million. ERII, ERSIC and Quadrant are subject to state regulatory restrictions that limit the amount of dividends payable by these companies. Subject to certain net income carryforward provisions, ERII must obtain approval of the Insurance Commissioner of the State of Delaware in order to pay, in any 12-month period, dividends that exceed the greater of 10% of surplus as regards policyholders as of the preceding December 31 and statutory net income less realized capital gains for the preceding calendar year. Dividends may be paid by ERII only out of earned surplus. ERSIC and Quadrant must obtain approval of the Insurance Commissioner of the State of Connecticut in order to pay, in any 12-month period, dividends that exceed the greater of 10% of surplus with respect to policyholders as of the preceding December 31 and statutory net income for the preceding calendar year. In addition, ERSIC and Quadrant may not pay any dividend or distribution in excess of the amount of its earned surplus, as reflected in its most recent statutory annual statement on file with the Connecticut Insurance Commissioner, without such Commissioner's approval. ERII, ERSIC and Quadrant are all required to provide notice to the Insurance Commissioners of the States of Delaware and Connecticut, as applicable, of all dividends to shareholders. Additionally, both Delaware and Connecticut law require that the statutory surplus of ERII, ERSIC or Quadrant, as applicable, following any dividend or distribution be reasonable in relation to its outstanding liabilities and adequate for its financial needs.

YEAR 2000 ISSUES
Many computer systems have date-sensitive programs that may not properly recognize the year 2000, which could result in operational disruptions and errors (the "Year 2000" issue). The Company's exposure to the Year 2000 issue is mitigated by the fact that it does not rely on mainframe computers, but instead has a client-server infrastructure in which no component is more than eight years old. Having completed its internal assessment of the modifications necessary in order that the Company become Year 2000 compliant, management currently expects to complete the Year 2000 compliance project during the first quarter of 1999. Based upon information currently available and upon a number of assumptions of future events, including the continued availability of manpower resources and other factors believed to be reliable, management estimates that the total cost for internal Year 2000 compliance will not exceed $0.5 million and will not materially affect the Company's results of operations.

Additionally, during 1997 the Company instituted procedures to communicate with significant vendors to determine the extent to which the Company is vulnerable to those third parties' Year 2000 issues. These communications are ongoing and there can be no assurance that such third parties' failure to become Year 2000 compliant in a timely fashion would not have a material adverse effect on the Company.

Lastly, the Year 2000 issue has liability implications for the directors and officers of entities insured by the Company. The Company has adopted an underwriting strategy to assess insureds' understanding of the Year 2000 exposures, as well as to evaluate the action steps that the insureds are implementing. Such underwriting techniques should mitigate, but cannot eliminate, the risk to the Company of increases in claims and losses related to the Year 2000 issue. There can be no assurance that any such Year 2000-related claims and losses will not have a material adverse effect on the Company's results of operations.

OTHER
Delaware, the state of domicile of ERII, and Connecticut, the state of domicile of ERSIC and Quadrant, impose minimum risk-based capital requirements on all insurance companies that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the insurance company's regulatory total adjusted capital to its authorized control level risk-based capital, both as defined by the NAIC. At December 31, 1997, the total adjusted capital (as defined by the NAIC) of ERII, ERSIC and Quadrant was in excess of the risk-based capital standards.

FINANCIAL REPORTING RESPONSIBILITY

The management of Executive Risk Inc. has primary responsibility for the integrity and accuracy of the financial information presented in this annual report and for making certain that such information presents fairly the financial position and operating results of the Company. The consolidated financial statements included herein were prepared in conformity with generally accepted accounting principles. All financial information presented within this annual report is consistent with these financial statements or, when appropriate, with the statutory financial statements of Executive Risk Indemnity Inc., Executive Risk Specialty Insurance Company and Quadrant Indemnity Company as reported to the state insurance regulatory authorities.

           The accounting systems and related controls are designed to provide reasonable assurance that the Company's financial records are reliable for the preparation of financial statements and that the Company's assets are safeguarded against loss.

           Ernst & Young LLP, the Company's independent auditors, have audited the consolidated financial statements of the Company, and their report is included herein. Such audits were conducted in accordance with generally accepted auditing standards and included reviews of internal controls to the extent required by those standards.

          The Audit Committee of the Board of Directors is comprised of certain directors who are neither employees nor officers of the Company. The Audit Committee meets periodically with the independent auditors and management to approve the scope and timing of the independent audit and to discuss other auditing and financial reporting matters. The independent auditors have direct access to, and meet privately with, the Audit Committee.

REPORT OF INDEPENDENT AUDITORS


To the Stockholders and Board of Directors
Executive Risk Inc.

We have audited the accompanying consolidated balance sheets of Executive Risk Inc. and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Executive Risk Inc. and its subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                 /s/ Ernst & Young LLP

Stamford, Connecticut
February 3, 1998

Consolidated Balance Sheets

                                                                                             December 31,
(In thousands, except share data)                                                        1997            1996
Assets
   Fixed maturities available for sale, at fair value
    (amortized cost: 1997 - $905,050 and 1996 - $610,589)                            $   934,981       $ 628,564
   Equity securities available for sale, at fair value
    (cost: 1997 - $42,787 and 1996 - $27,820)                                             61,732          37,705
    Cash and short-term investments, at cost
      which approximates market                                                           88,505          24,706
                                                                                     ---------------------------

         Total Cash and Invested Assets                                                1,085,218         690,975

    Premiums receivable                                                                   40,033          26,757
    Reinsurance recoverables                                                             159,918          77,724
    Accrued investment income                                                             13,731          10,126
    Investment in UPEX                                                                        --           1,087
    Deferred acquisition costs                                                            34,581          22,696
    Prepaid reinsurance premiums                                                          99,847          66,088
    Deferred income taxes                                                                 23,316          26,269
    Other assets                                                                          29,160          19,525
                                                                                     ---------------------------

                Total Assets                                                         $ 1,485,804       $ 941,247

Liabilities
  Loss and loss adjustment expenses                                                  $   637,929       $ 457,063
    Unearned premiums                                                                    289,840         205,348
    Note payable to bank                                                                      --          70,000
    Senior notes payable                                                                  75,000              --
    Ceded balances payable                                                                37,165          26,402
    Accrued expenses and other liabilities                                                44,687          37,659
                                                                                     ---------------------------

                Total Liabilities                                                      1,084,621         796,472

Preferred Securities of Executive Risk Capital Trust Company obligated mandatorily redeemable preferred securities of subsidiary, Executive Risk
  Capital Trust, holding solely $125,000,000 aggregate principal amount of
  8.675% Series B Junior Subordinated Deferrable Interest Debentures of the
  Company due February 1, 2027 and $3,866,000 aggregate principal amount of
  8.675% Series A Junior Subordinated Deferrable Interest Debentures of the
  Company due February 1, 2027                                                           125,000              --
                                                                                     ---------------------------

Stockholders' Equity
  Preferred Stock, $.01 par value; authorized - 4,000,000 shares;
       issued - 1997 and 1996 - 0 shares                                                      --              --
  Common Stock, $.01 par value; authorized - 52,500,000 shares;
       issued - 1997 - 11,953,358 shares and 1996 - 10,439,628 shares                        120             104
  Additional paid-in capital                                                             176,234          93,651
  Unrealized gains on investments, net of tax                                             31,769          18,382
        Currency translation adjustments                                                    (481)           (186)
        Retained earnings                                                                101,101          65,384
        Cost of shares in treasury, at cost: 1997 and 1996 - 1,114,421 shares            (32,560)        (32,560)
                                                                                     ---------------------------

                Total Stockholders' Equity                                               276,183         144,775
                                                                                     ---------------------------
                Total Liabilities, Preferred Securities of Executive Risk
                Capital Trust and Stockholders' Equity                               $ 1,485,804       $ 941,247
                                                                                     ---------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

                                                                        Year Ended December 31,
(In thousands, except per share data)                             1997            1996           1995
Revenues
        Gross premiums written                                 $ 431,394       $ 332,085       $ 210,640
        Premiums ceded                                          (169,470)       (121,709)        (65,519)
                                                               -----------------------------------------

                Net premiums written                             261,924         210,376         145,121
        Change in unearned premiums                              (50,748)        (54,592)        (28,687)
                                                               -----------------------------------------

                Net Premiums Earned                              211,176         155,784         116,434
        Net investment income                                     47,115          32,646          26,706
        Net realized capital gains                                 3,212           1,047           1,588
        Other income                                                 144             166              83
                                                               -----------------------------------------

                Total Revenues                                   261,647         189,643         144,811

Expenses
        Loss and loss adjustment expenses                        141,773         105,335          78,530
        Policy acquisition costs                                  34,978          27,803          21,931
        General and administrative expenses                       28,614          17,068          10,730
        Long-term incentive compensation                              --             187           1,458
        Interest expense                                           1,783           4,511           2,022
        Minority interest in Executive Risk Capital Trust          9,819              --              --
                                                               -----------------------------------------

                Total Expenses                                   216,967         154,904         114,671

                Income Before Income Taxes                        44,680          34,739          30,140

        Income Tax Expense (Benefit)
                Current                                           12,834          14,201           9,890
                Deferred                                          (4,679)         (7,567)         (5,036)
                                                               -----------------------------------------
                                                                   8,155           6,634           4,854
                                                               -----------------------------------------

                Net Income                                     $  36,525       $  28,105       $  25,286

Per Share Data
Earnings per common share                                      $    3.71       $    2.88       $    2.20
Earnings per common share - assuming dilution                       3.41            2.67            2.12
Dividends declared per common share                                 0.08            0.08            0.08

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                         Year Ended December 31,
(In thousands)                                                     1997           1996            1995
Common Stock Outstanding (Shares):
        Balance, beginning of year                                  9,325          11,498          11,495
        Options exercised                                             364              38             132
        Secondary offering                                          1,150              --              --
        Common Stock repurchase                                        --          (2,511)             --
        Treasury shares reissued                                       --             300              --
        Treasury shares repurchased                                    --              --            (129)
                                                                -----------------------------------------

                Balance, end of year                               10,839           9,325          11,498

Common Stock:
        Balance, beginning of year                              $     104       $     116       $     115
        Options exercised                                               4              --               1
        Secondary offering                                             12              --              --
        Treasury shares retired                                        --             (12)             --
                                                                -----------------------------------------
                Balance, end of year                                  120             104             116

Additional Paid-In Capital:
        Balance, beginning of year                                 93,651          87,228          84,725
        Options exercised                                           9,885             730           2,418
        Directors' options fees granted                                57              66              85
        Secondary offerings, net of related expenses               66,487             521              --
        Employee stock-based compensation plans                     6,154           5,444              --
        Treasury shares retired                                        --            (338)             --
                                                                -----------------------------------------
                Balance, end of year                              176,234          93,651          87,228

Unrealized Gains (Losses) on Investments:
        Balance, beginning of year                                 18,382          19,156          (3,958)
        Unrealized gains (losses) on investments                   13,387            (774)         23,114
                                                                -----------------------------------------
                Balance, end of year                               31,769          18,382          19,156

Currency Translation Adjustments:
        Balance, beginning of year                                   (186)             29              24
        Currency translation adjustments                             (295)           (215)              5
                                                                -----------------------------------------
                Balance, end of year                                 (481)           (186)             29

Retained Earnings:
        Balance, beginning of year                                 65,384          74,315          49,948
        Net income                                                 36,525          28,105          25,286
        Common Stock dividends                                       (808)           (789)           (919)
        Treasury shares retired                                        --         (36,247)             --
                                                                -----------------------------------------
                Balance, end of year                              101,101          65,384          74,315
Common Stock in Treasury:
        Balance, beginning of year                                (32,560)         (3,119)              0
        Common Stock repurchase                                        --         (38,428)             --
        Class B Common Stock repurchase                                --         (36,597)             --
        Secondary offering over-allotment option exercised             --           8,962              --
        Treasury shares reissued                                       --              25              --
        Treasury shares repurchased                                    --              --          (3,119)
        Treasury shares retired                                        --          36,597              --
                                                                -----------------------------------------
                Balance, end of year                              (32,560)        (32,560)         (3,119)

Total Stockholders' Equity                                      $ 276,183       $ 144,775       $ 177,725

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                            Year Ended December 31,
(In thousands)                                                                       1997            1996            1995
Operating Activities
        Net income                                                                 $  36,525       $  28,105       $  25,286
        Adjustments to reconcile net income to net cash
                provided by operating activities:
                        Amortization and depreciation                                  2,682           1,729             935
                        Share of income of UPEX                                         (144)           (166)            (83)
                        Deferred income taxes                                         (4,679)         (7,567)         (5,036)
                        Amortization of bond premium                                   1,904           1,019           1,541
                        Net realized gains on investments                             (3,212)         (1,047)         (1,588)
                        Stock based compensation plans                                 6,154           2,428           2,023
                        Amortization of loan arrangement fees                            910              --              --
                        Other                                                           (867)         (1,672)         (2,477)
                        Change in:
                           Premiums receivable, net of ceded balances payable         (2,513)         10,297            (289)
                            Accrued investment income                                 (3,605)           (717)         (1,544)
                            Deferred acquisition costs                               (11,885)         (6,452)         (5,384)
                            Loss and loss adjustment expenses, net of
                              reinsurance recoverables                                98,672          88,704          44,841
                              Unearned premiums, net of prepaid reinsurance
                              premiums                                                50,733          54,592          28,687
                            Accrued expenses and other liabilities                    10,324             221            (924)
                                                                                   -----------------------------------------

                       Net Cash Provided by Operating Activities                     180,999         169,474          85,988

Investing Activities
        Proceeds from sales of fixed maturities available for sale                   286,742         179,510          79,323
        Proceeds from sales of equity securities available for sale                    1,389              --          10,278
        Proceeds from maturities of investment securities                             44,181          34,586          32,113
        Purchase of fixed maturities available for sale                             (627,134)       (340,648)       (199,298)
        Purchase of equity securities available for sale                             (10,536)        (13,691)         (4,861)
        Net capital expenditures                                                      (8,092)         (2,881)         (4,069)
        Acquisition of the assets of Sullivan, Kelly & Associates, Inc.               (2,317)             --              --
                                                                                   -----------------------------------------

                        Net Cash Used in Investing Activities                       (315,767)       (143,124)        (86,514)

Financing Activities
        Proceeds from exercise of options                                              4,122             423             241
        Cost of repurchase of Common Stock                                                --         (75,025)         (3,119)
        Placement fees and other                                                      (2,827)         (1,172)             --
          Repayment of note payable to bank                                          (70,000)        (25,000)             --
        Note payable to bank                                                              --          70,000              --
        Proceeds from issuance of Senior Notes Payable                                75,000              --              --
        Proceeds from issuance of Common Stock                                        68,080              --              --
        Proceeds from Capital Securities offering                                    125,000              --              --
        Proceeds from over-allotment option exercise                                      --           9,675              --
        Dividends paid on Common Stock                                                  (808)           (789)           (919)
                                                                                   -----------------------------------------
            Net Cash Provided by (Used in) Financing Activities                      198,567         (21,888)         (3,797)
                                                                                   -----------------------------------------
            Net Increase (Decrease) in Cash and Short-Term Investments                63,799           4,462          (4,323)
        Cash and short-term investments at beginning of period                        24,706          20,244          24,567

           Cash and Short-Term Investments at End of Period                        $  88,505       $  24,706       $  20,244

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997

1.  ORGANIZATION AND PRINCIPLES OF CONSOLIDATION

Executive Risk Inc. (the "Company" or "ERI") was formed under the laws of the State of Delaware. As of December 31, 1997, the Company owns all of the outstanding stock of Executive Re Inc. ("Executive Re"), and Executive Re owns all of the outstanding stock of Executive Risk Indemnity Inc. ("ERII"), Executive Risk (Bermuda) Ltd. ("ER Bermuda"), Sullivan Kelly Inc. ("Sullivan Kelly") and Executive Risk N.V. ("ERNV"). ERII owns all of the outstanding stock of Executive Risk Specialty Insurance Company ("ERSIC") and Quadrant Indemnity Company ("Quadrant"). In addition, the Company and Executive Re own 100% of Executive Risk Management Associates ("ERMA"), a Connecticut general partnership. ERII, a Delaware corporation, commenced insurance operations under the ownership of Executive Re in 1986. ERSIC and Quadrant, both Connecticut corporations, commenced insurance operations in 1992 and 1997, respectively. ERNV, a Dutch insurance company, was incorporated in May 1995 in the Netherlands to participate in professional liability insurance opportunities. ER Bermuda, a newly formed Bermuda insurance company, was incorporated in September 1997. Sullivan Kelly, a California corporation, was formed in September 1997 to acquire the assets of Sullivan, Kelly & Associates, Inc., Insurance Brokers, a California underwriting agency and insurance broker. In addition, the Company's results include Executive Risk Capital Trust (the "Trust"), a Delaware statutory business trust.

         The Company is a specialty insurance holding company that, through its subsidiaries, develops, markets and underwrites professional liability insurance, including directors and officers liability insurance ("D&O") and errors and omissions liability insurance ("E&O") for lawyers and other professionals. Through ERII, ERSIC and Quadrant, the Company writes, on a direct basis, D&O and E&O throughout the United States, and reinsures D&O and certain ancillary lines of insurance written by Travelers Property Casualty Corporation ("Travelers"), formerly known as Travelers/Aetna Property Casualty Company, a stockholder of the Company until March 1996 (Note 5). The Company's products are distributed through licensed independent property and casualty brokers, excess and surplus lines brokers and licensed wholesalers.

         The 1997 consolidated financial statements include the Company, Executive Re, ERII, ERSIC, Quadrant, ER Bermuda, Sullivan Kelly, ERMA, ERNV and the Trust. The 1996 and 1995 consolidated financial statements include the Company, Executive Re, ERII, ERSIC, ERMA and ERNV. All references made herein to the Company include ERI and all of its subsidiaries unless otherwise noted. All significant intercompany amounts are eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the 1997 presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"), some of which require the use of management's estimates. Actual results could differ from those estimates.

New Accounting Standards: In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" ("SFAS 130") and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements; however, adoption in 1998 will have no impact on the Company's net income or stockholders' equity. Comprehensive income is defined as the change in equity during the financial reporting period of a business enterprise resulting from non-owner sources. SFAS 131 establishes standards for the reporting of operating segment information in both annual financial reports and interim financial reports issued to shareholders. Operating segments are components of an entity for which separate financial information is available and is evaluated regularly by the entity's chief operating management. Both statements are effective for fiscal years beginning after December 15, 1997 and are not anticipated to have a material impact on the Company.


         Earnings Per Share: In February 1997, the FASB issued SFAS No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic (or earnings per common share) and diluted earnings per share (or earnings per common share - assuming dilution). Unlike primary earnings per share, earnings per common share excludes any dilutive effects of options, warrants and convertible securities. Earnings per common share assuming dilution is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods are presented and, where appropriate, have been restated to conform to SFAS 128 requirements. Earnings per common share are based on the weighted average common shares outstanding during the period. Earnings per common share - assuming dilution includes the effect of all dilutive securities, which include potential common shares. Potential common shares are securities, such as options and warrants, that do not have a current right to participate in earnings but could do so in the future by virtue of option or conversion rights.

         Investments: The Company has classified its entire portfolio of fixed maturities and equity securities as available for sale and reports such investments at fair value. Fair values are determined by quoted market prices when available or, in the case of private placements, are estimated by discounting expected future cash flows using a market rate on fixed maturities with similar terms and credit worthiness (Note 9). The Company's classification of its portfolio as available for sale provides the Company with the flexibility to adjust its portfolio as needed in response to changes in operating, tax and regulatory conditions.

Short-term investments are carried at cost that approximates market.

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

         Investment in UPEX: The Company's 50% interest in UAP Executive Partners ("UPEX"), a French underwriting agency which was a joint venture between the Company and Union des Assurances de Paris - Incendie-Accidents ("UAP"), a subsidiary of AXA-UAP Group, was reported using the equity method of accounting. Financial results were reported to the Company in French francs. The Company's share of income and losses was calculated using the average exchange rate in effect during the period. Resulting translation gains and losses were reported as a separate component of stockholders' equity. The joint venture agreement between the Company and UAP was terminated on December 31, 1997, and the Company sold its 50% interest in UPEX to AXA-UAP Group on that date. No realized gain or loss resulted from this termination.

         Consolidation of ERMA Results: As the majority of ERMA's activities relate to the marketing and underwriting of insurance policies, a substantial portion of the revenues ERMA received from Travelers (or from The Aetna Casualty and Surety Company ("Aetna"), prior to its acquisition by Travelers) for underwriting and management services during the years 1995 through 1997 offset the Company's policy acquisition costs. The remaining portion of the revenues received from Travelers related to the general and administrative ("G&A") costs of running the business, and were therefore offset against the Company's G&A expenses.

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

         Deferred Acquisition Costs: Deferred acquisition costs, consisting primarily of commissions net of allowances on ceded reinsurance and the portion of ERMA's expenses relating to the acquisition of premiums, are deferred and amortized on a pro rata basis over the period that the related premiums are earned. Deferred acquisition costs are limited to their estimated realizable value based on the related unearned premiums and take into account anticipated claims and claim expenses, based on historical and current experience and anticipated investment income.

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

         Reinsurance Recoverables: In the normal course of business, the Company seeks to manage its exposure to potential losses arising from risks it writes or assumes by reinsuring certain levels of risk with various reinsurers (Note 7). Amounts recoverable from reinsurers are estimated in a manner consistent with the loss and loss adjustment expense reserves associated with the outstanding claims.

         Income Taxes: Income taxes are accounted for using the liability method. Using this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

         Statements of Cash Flows: In the accompanying statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are classified as cash and short-term investments in the accompanying balance sheets. Stock Compensation: The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock-based compensation plans. Under APB 25, compensation expense for stock option and award plans is recognized as the difference between the fair value of the stock at the date of grant less the amount, if any, the employee or director is required to pay.

3. EARNINGS PER SHARE

The following table sets forth the computation of earnings per common share and earnings per common share - assuming dilution:

                                                               Year Ended December 31,
(In thousands, except per share data)                       1997        1996         1995
Numerator:
         Net income                                       $36,525      $28,105      $25,286
Denominator:
         Denominator for earnings per common share -
          weighted average shares                           9,838        9,759       11,491
Effect of dilutive securities:
         Employee and director stock options                  764          701          418
         Stock incentive and performance share plans          113           56           --
                                                          ---------------------------------
Total dilutive potential common shares                        877          757          418
Denominator for earnings per common share
         - assuming dilution                               10,715       10,516       11,909
Earnings per common share                                 $  3.71      $  2.88      $  2.20
Earnings per common share - assuming dilution                3.41         2.67         2.12


For additional disclosures regarding the outstanding employee and director stock options and the stock incentive and performance share plans, see Note 10 - Stockholders' Equity.

Options to purchase 91,200 shares of Common Stock at $67.375 per share were outstanding for a portion of 1997 but were not included in the computation of earnings per common share - assuming dilution because the options' exercise price was greater than the average market price of the common shares, and therefore, the effect would be antidilutive.

4.  ACQUISITION OF BUSINESS

On September 12, 1997, the Company formed Sullivan Kelly to acquire the assets of Sullivan, Kelly & Associates, Inc. Insurance Brokers, a California underwriting agency and insurance broker of malpractice insurance for medical institutions. The Company accounted for the acquisition as a purchase and the results of Sullivan Kelly are included in the accompanying financial statements beginning with the date of acquisition. Based upon an assessment of the fair value of the assets acquired at the date of acquisition, the Company paid $2.3 million in cash for $0.1 million of fixed assets and $0.7 million for a non-compete agreement which is being amortized over 3.75 years. The remaining purchase price of $1.5 million was allocated to goodwill and is being amortized over a 15-year period.

5.  STOCK REPURCHASE AND OFFERINGS

On March 22, 1996, the Company entered into a Stock Purchase Agreement (the "Agreement") with Aetna Life and Casualty Company ("AL&C") and AL&C's wholly owned subsidiary, Aetna. Prior to the closing of the Agreement, Aetna owned 4,511,300 shares of the Company's capital stock, consisting of (i) 3,286,300 shares of Common Stock and (ii) all

1,225,000 shares of Class B Common Stock. Through this investment and an option to purchase 100,000 shares of Common Stock at $12.00 per share (the "Aetna Stock Option"), Aetna controlled approximately 40% of the Company's capital stock. Pursuant to the Agreement, on March 26, 1996, the Company purchased 1,286,300 shares of Common Stock and 1,225,000 shares of Class B Common Stock from Aetna at a per share price of $29.875, or approximately $75 million in the aggregate. In connection with the Agreement, the Company secured a $70 million senior credit facility (the "Senior Credit Facility") arranged through The Chase Manhattan Bank ("Chase") (Note 8). Upon the closing of the Agreement, 2,000,000 shares of Common Stock, representing approximately 22% of the Company's issued and outstanding Common Stock, remained under Aetna ownership. Subsequently, in connection with the acquisition of Aetna by The Travelers Insurance Group Inc., Aetna transferred ownership of the remaining Common Stock and the Aetna Stock Option to AL&C.

         The Agreement also contained provisions requiring the Company to file a registration statement with respect to the remaining 2,000,000 shares of Common Stock under AL&C ownership and AL&C was obligated to sell all of these shares in an underwritten secondary offering. The secondary offering was completed on June 7, 1996. In conjunction with this secondary offering, the Company granted to the underwriters an option to purchase an additional 300,000 shares of Common Stock, at $34.00 per share less underwriting discounts and commissions of $1.75 per share, to cover over-allotments. This over-allotment option was exercised in full, and the Company received $9.7 million in net proceeds. The proceeds were used for general corporate purposes.

         On September 12, 1997, the Company completed an underwritten public offering of 1,000,000 shares of its Common Stock at $62.25 per share less underwriting discounts and commissions of $3.05 per share. In connection with this secondary offering, the Company granted to the underwriters an option to purchase an additional 150,000 shares of its Common Stock to cover over-allotments. Such over-allotment option was exercised in full. The Company received $67.8 million in net proceeds which have been used to make surplus contributions to ERII and ER Bermuda in order to support existing business lines and to finance entry into new business lines, and for general corporate purposes.

6.  PRO FORMA FINANCIAL DATA

The following table presents consolidated pro forma income statement data for the years ended December 31, 1996 and 1995, as adjusted to give pro forma effect to the stock repurchase of 2,511,300 shares of the Company's capital stock at $29.875 per share and the exercise of the 300,000 share over-allotment option in the June 7, 1996 secondary offering, at $32.25 per share, as if they had occurred on January 1, 1996 and 1995, respectively.



                                                             Year Ended December 31,
(In thousands, except per share data)                          1996           1995
Total revenues                                               $189,483      $143,639
Net income                                                     27,482        22,187
Weighted average shares outstanding - assuming dilution         9,910         9,698
Earnings per common share - assuming dilution                $   2.77      $   2.29

7.  UNDERWRITING AND REINSURANCE

         On January 1, 1995, the Company, ERMA and Aetna entered into an amended and restated insurance services agreement. Under this agreement, ERMA was appointed as Aetna's underwriting manager and received a commission in 1996 and 1995 of 24% of the portion of premiums written reported by ERMA to Aetna. The Company paid a commission to ERMA equal to ERMA's costs of producing business for the Company. Additionally, ERMA paid an override to Aetna of 3% of gross premiums written with respect to Aetna D&O policies issued through ERMA.

         As the Company met certain financial tests, the 3% override was discontinued on July 1, 1996. The business underwritten by ERMA on behalf of Aetna generally was reinsured 50% by ERII through December 31, 1996. ERII paid a ceding commission of 3% of premiums reinsured for premium taxes plus ERII's share of certain costs of ERMA related to this business.

         On February 13, 1997, the Company, ERMA and Travelers agreed to terminate the amended and restated insurance services agreement effective December 31, 1996, following the acquisition of Aetna by the Travelers Insurance Group Inc. ERMA's obligations for policies effective prior to January 1, 1997 remain the same until all such policies expire and all liabilities with respect to such policies have been settled. Under a new insurance services agreement between the Company,

ERMA and Travelers, ERMA receives a commission equal to its costs to produce the business for Travelers policies effective on or after January 1, 1997. The total business underwritten by ERMA on Travelers policies is subject to limitations as stipulated in the agreement. ERII generally assumes 100% of these risks and pays Travelers a ceding commission equal to 3.5% of premiums reinsured for premium taxes plus other costs and expenses related to this business.

         ERII had entered into several quota share reinsurance treaties with Aetna prior to its acquisition by Travelers. Under the largest reinsurance treaty, ERII assumed 50% of the risk associated with the first $20 million of coverage provided by each D&O policy underwritten by ERMA and issued by Aetna through December 31, 1996. Effective January 1, 1997, ERII assumes 100% of the risk associated with each D&O policy underwritten by ERMA and issued by Travelers. These policies generally have limits of up to $20 million. Under the other reinsurance treaties, ERII assumes a portion of the risk associated with up to $10 million of coverage provided by various D&O and ancillary line coverages underwritten by ERMA and issued by Travelers.

         Pursuant to the agreement entered into on February 13, 1997 by the Company and Travelers, the Company released Travelers from its obligation to issue D&O exclusively through ERMA until December 31, 1999, and Travelers may therefore compete with the Company on D&O sooner than it otherwise could have. During 1997, 1996 and 1995, gross premiums written assumed by ERII under the various agreements with Travelers were approximately $4.6 million, $13.8 million and $60.5 million, respectively.

         UPEX underwrote, on behalf of UAP, policies providing D&O coverage up to a maximum policy limit of $25 million, subject to certain foreign currency adjustments, of which the Company generally assumed a 50% participation in 1997, 1996 and 1995. This arrangement ended on December 31, 1997 pursuant to the termination of the joint venture agreement between the Company and UAP (Note 2).




         The Company, through ERII, ERSIC and Quadrant, cedes reinsurance to manage its exposure to potential losses arising from risks it assumes or writes. Entering into such reinsurance arrangements does not discharge the Company's obligation to pay policy claims on the reinsured business. The ceding insurer remains responsible for policy claims without regard to the extent the reinsurer pays such claims.

         The components of the Company's premiums written and earned were as follows:

                                   Year Ended December 31,
(In thousands)               1997            1996            1995
Premiums Written
         Direct           $ 414,967       $ 305,265       $ 134,312
         Assumed             16,427          26,820          76,328
         Ceded             (169,470)       (121,709)        (65,519)
                          -----------------------------------------
Net Premiums Written      $ 261,924       $ 210,376       $ 145,121
                          -----------------------------------------
Premiums Earned
         Direct           $ 324,182       $ 195,201       $  71,071
         Assumed             22,692          48,463          91,604
         Ceded             (135,698)        (87,880)        (46,241)
Net Premiums Earned       $ 211,176       $ 155,784       $ 116,434

Ceded loss and loss adjustment expenses amounted to $88.4 million, $48.3 million and $25.1 million in 1997, 1996 and 1995, respectively.

A portion of the Company's ceded reinsurance is placed with Lloyd's syndicates. To date, the Company has not experienced any reinsurance recoverable defaults. Further, Lloyd's syndicates have established trust funds securing their obligations to U.S.
cedants.

8.  CREDIT ARRANGEMENTS

         On March 26, 1996, in connection with the repurchase of Common Stock from Aetna (Note 5), the Company borrowed $70 million under the terms of the Senior Credit Facility arranged through Chase. The proceeds of the loan were utilized as follows: $38 million to partially finance the repurchase of Common Stock and Class B Common Stock from Aetna,

$25 million to refinance the Company's previously existing debt and $7 million for general corporate purposes. In addition, the Company has obtained through Chase a $25 million revolving credit facility. The Company has no current plans to draw funds under the revolving credit facility.

         The terms of the revolving credit facility require, among other things, that the Company maintain certain defined minimum consolidated net worth and combined statutory surplus levels, and certain debt leverage and premiums-to-surplus level ratios and place restrictions on the incurrence of additional debt, the sale of assets, the making of acquisitions and the incurrence of liens.

         On January 24, 1997, the Company formed the Trust, the common securities of which are wholly owned by the Company. On February 5, 1997, the Trust sold 125,000 8.675% Series A Capital Securities (liquidation amount, $1,000 per Capital Security) to certain qualified institutional buyers pursuant to SEC Rule 144A. The Trust used the $125 million of proceeds received from the sale of the Series A Capital Securities and the $3.9 million received from the sale to the Company of the common securities of the Trust to purchase $128.9 million aggregate principal amount of 8.675% Series A Junior Subordinated Deferrable Interest Debentures of the Company due February 1, 2027 (the "Series A Debentures"). The Company utilized the $123.5 million of net proceeds as follows: $70 million to repay the amount outstanding under the term loan portion of the Senior Credit Facility, $45 million to make a surplus contribution to ERII and $8.5 million for general corporate purposes. On May 29, 1997, all of the Series A Capital Securities were exchanged for Series B Capital Securities (the "Capital Securities"). In addition, $125 million aggregate principal amount of the Series A Debentures were exchanged for a like aggregate principal amount of 8.675% Series B Junior Subordinated Deferrable Interest Debentures of the Company due February 1, 2027 (the "Series B Debentures" and together with the remaining $3.9 million aggregate principal amount of the outstanding Series A Debentures are hereinafter referred to as the "Debentures"). The terms of the Capital Securities are identical in all material respects to the terms of the Series A Capital Securities, except that the Capital Securities have been registered under the Securities Act of 1933 and will not be subject to the $100,000 minimum liquidation amount transfer restriction and certain other transfer restrictions applicable to the Series A Capital Securities. The sole assets of the Trust are the Debentures.

         Holders of the Capital Securities will be entitled to receive cumulative cash distributions, accumulating from the date of original issuance and payable semi-annually in arrears on February 1 and August 1 of each year at an annual rate of 8.675%. Interest on the Debentures, and hence distributions on the Capital Securities, may be deferred by the Company to the extent set forth in the applicable instrument. The Capital Securities are subject to mandatory redemption on February 1, 2027, upon repayment of the Series B Debentures, at a redemption price equal to the principal amount of, plus accrued but unpaid interest on, the Series B Debentures. The Capital Securities are also subject to mandatory redemption in certain other specified circumstances at a redemption price that may or may not include a make-whole premium. The Company's obligations under the Series B Debentures, the related indenture and trust agreement and the guarantee issued for the benefit of the holders of the Capital Securities, taken together, constitute a full, irrevocable and unconditional guarantee by the Company of the Capital Securities.

         On December 12, 1997, the Company issued $75 million aggregate principal amount of unsecured 7.125% senior notes (the "Senior Notes") maturing on December 15, 2007. Interest on the Senior Notes is payable semi-annually in arrears, on June 15 and December 15, commencing on June 15, 1998. The Senior Notes may not be redeemed prior to maturity and are not subject to any sinking fund. The Company has used the $74.2 million of net proceeds of the issue to make surplus contributions to current insurance company subsidiaries of the Company in order to support existing business lines and to finance entry into new business lines, and for general corporate purposes.

         The carrying value of the Capital Securities and the Senior Notes approximates their fair market value. Interest paid on debt totaled $6.3 million, $3.9 million and $1.8 million in 1997, 1996 and 1995, respectively.

9.  INVESTMENT INFORMATION

         Fixed Maturities and Equity Securities: The amortized cost, cost and fair value of investments in fixed maturities and equity securities as of December 31, 1997 and 1996 were as follows:

                                                    Amortized     Gross           Gross
                                                    Cost          Unrealized      Unrealized      Fair
(In thousands)                                      and Cost      Gains           Losses          Value
1997
Fixed Maturities:
   United States Government
             or agency securities                   $ 50,237      $     391       ($      7)      $  50,621
   Obligations of states and
     political subdivisions                          532,839         24,514              --         557,353
    Corporate securities                             178,382          2,752            (733)        180,401
    Mortgage and other asset backed securities       119,203          2,469            (152)        121,520
         Foreign governments                           1,297             13              --           1,310
         Sinking fund preferred stocks                23,092            684              --          23,776
                                                    $905,050      $  30,823       ($    892)      $ 934,981
                                                    -------------------------------------------------------

  Equity securities                                 $ 42,787      $  18,945              --       $  61,732
                                                    -------------------------------------------------------
                                                    $947,837      $  49,768       ($    892)      $996,713
                                                    -------------------------------------------------------
1996
Fixed Maturities:
   United States Government
          or agency securities                      $ 24,621      $     178       ($     65)      $  24,734
    Obligations of states and
      political subdivisions                         424,012         15,403            (134)        439,281
    Corporate securities                              91,528          1,463            (136)         92,855
   Mortgage and other asset backed securities         60,911          1,168            (124)         61,955
   Foreign governments                                 1,517             50              --           1,567
   Sinking fund preferred stocks                       8,000            172              --           8,172
                                                    $610,589      $  18,434       ($    459)      $ 628,564
                                                    -------------------------------------------------------
Equity securities                                   $ 27,820      $   9,899       ($     14)      $  37,705
                                                    -------------------------------------------------------
                                                    $638,409      $  28,333       ($    473)      $ 666,269
                                                    -------------------------------------------------------

Realized capital gains and losses on sales of investments were as follows:

                                                   Year Ended December 31,
(In thousands)                             1997             1996             1995
Fixed Maturities:
  Gross realized capital gains           $ 2,573          $ 1,913          $   175
  Gross realized  capital losses            (748)          (2,071)          (1,649)
Equity Securities:
  Gross realized capital gains           $ 1,389          $ 1,205          $ 3,062
  Gross realized capital losses               (2)              --               --

The amortized cost and fair value of investments in fixed maturities at December 31, 1997 are shown as follows by effective maturity dates except that for mortgage and other asset backed securities, maturities are calculated using expected maturity dates, which are based on historic cash flow patterns. Effective maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                Amortized        Fair
(In thousands)                                                  Cost             Value
Due in one year or less                                         $ 73,364         $ 73,835
Due after one year through five years                            302,799          310,034
Due after five years through ten years                           464,016          484,321
Due after ten years                                               64,871           66,791
                                                                -------------------------
                                                                $905,050         $934,981

Changes in unrealized gains and losses were as follows:

                          Year Ended December 31,
(In thousands)              1997            1996             1995
Fixed maturities          $11,956         ($5,375)         $27,369
Equity Securities           9,060           4,236            6,320


Investment Income: The components of net investment income were as follows:

                                        Year Ended December 31,
(In thousands)                   1997            1996            1995
Fixed maturities
         Taxable               $17,438         $ 8,672         $ 5,052
         Tax-exempt             24,933          22,400          20,242
Equity securities                2,410             637             868
Short-term investments           3,398           1,714           1,132
                               ---------------------------------------
                                48,179          33,423          27,294
Investment expenses              1,064             777             588
                               ---------------------------------------
Net investment income          $47,115         $32,646         $26,706


10. STOCKHOLDERS' EQUITY

         Preferred Stock: The Company has 4,000,000 preferred shares authorized at December 31, 1997 and 1996, with no shares issued or outstanding.

         Treasury Shares: Pursuant to the Aetna stock repurchase (Note 5), all 1,225,000 shares of Class B Common Stock and 1,286,300 shares of Common Stock were repurchased at a per share price of $29.875 and held in treasury during the first quarter of 1996. In connection with the June 7, 1996 secondary offering, the 300,000 shares of Common Stock covered by the underwriters' over-allotment option were issued (at a net per share price of $32.25) from shares held in treasury. On May 10, 1996, the Board of Directors approved a resolution to retire all 1,225,000 shares of Class B Common Stock held in treasury. In May 1997, the Articles of Incorporation were amended so that the Company no longer has Class B Common Stock as an authorized class.

         Stock Option Plans: The Company has a Nonqualified Stock Option Plan and an Employee Incentive Nonqualified Stock Option Plan whereby key employees may be granted options to purchase shares of the Company's Common Stock at a price determined by the Committee on Directors and Compensation of the Company's Board of Directors.

         In November 1990, the Company adopted the IPO Stock Compensation Plan (the "IPO Plan") under which Share Units were granted to certain key employees. On the date of the closing of the Company's March 1994 initial public offering, the Share Units were converted into the right to receive 161,905 stock options to purchase Common Stock at an exercise price equal to 30% of the average closing price of the Common Stock for the 30-day period immediately preceding that date. Options representing one-half of the total award were granted on March 22, 1995 to those specified employees employed by the Company on that date. The other half were granted on March 22, 1996 to those specified employees still employed by the Company on that date.

Information with respect to the employee stock options was as follows:

                                               1997                            1996                              1995
                                                      Weighted                         Weighted                         Weighted
                                                      Average                          Average                          Average
                                    Number of         Exercise       Number of         Exercise       Number of         Exercise
                                    Options           Price          Options           Price          Options           Price
                                    -------           -----          -------           -----          -------           -----
Outstanding at
 beginning of year                  1,465,294         $   13.89      1,292,304         $   12.77      1,329,350         $   13.33
         Granted                      546,700             58.30        219,202             20.54        101,104              7.42
         Exercised                   (355,179)            11.37        (31,137)            12.53       (131,312)            14.29
         Forfeited                    (10,900)            24.52        (15,075)            17.95         (6,838)            13.44
Outstanding at
  end of year                       1,645,915         $   29.11      1,465,294         $   13.89      1,292,304         $   12.77
Options exercisable at
   end of year                        984,762         $   13.42      1,066,418         $   12.26        768,042         $   12.20
Shares reserved under
   option plans                     2,492,372             --         2,847,551             --         2,878,688             --
Weighted average fair
  value of  options granted
   during the year                 $    31.22             --        $    18.92             --        $    12.52             --

In connection with the majority of options exercised in 1995, promissory notes were issued in favor of the Company. Such notes were repaid in full in the first quarter of 1997.

The following table summarizes information about the Company's employee stock options outstanding at December 31, 1997.


                                          Options Outstanding                       Options Exercisable
                                                                   Average
                                                  Weighted         Remaining                      Weighted
      Range of                 Number of          Average          Contractual     Number of      Average
      Exercise Prices          Options            Price            Life (Years)    Options        Price
      $ 4.88 - $10.00          90,476             $ 6.92               7.7         90,476          $ 6.92
       12.00 -  20.00          886,988             13.61               5.4         863,100          13.60
       26.00 -  53.75          156,250             30.13               8.4         31,186           27.46
       57.81 -  67.38          512,200             59.57               9.7           --               --
                               ---------                                           -------
      $ 4.88 - $67.38          1,645,914          $29.11               7.2         984,762         $13.42

         The Company has adopted a Nonemployee Directors Option Plan (the "Directors Plan") to provide its nonemployee directors with stock-based incentive compensation. The Directors Plan is intended to relate director compensation to the financial performance of the Company and the market value of the Common Stock.

Information with respect to the Directors Plan options was as follows:


                                    1997                              1996                     1995
                                           Weighted                    Weighted                    Weighted
                                           Average                     Average                     Average
                          Number of        Exercise    Number of       Exercise    Number of       Exercise
                          Options          Price       Options         Price       Options         Price
Outstanding
 at beginning
   of year                  82,285         $12.93       83,026         $10.89       59,798         $ 9.48
  Granted                    6,719          41.00       11,242          24.25       24,148          14.43
   Exercised                (8,551)         11.35       (6,725)          4.89         (920)         12.00
   Forfeited                (1,281)         28.01       (5,258)         15.22           --          --
                          --------                    --------                     -------
Outstanding at
  end of year               79,172         $15.24       82,285         $12.93       83,026         $10.89
Options
exercisable at
 end of year                79,172         $15.24       72,176         $11.12       58,878         $ 9.44
Shares reserved
 under option
   plan                    483,804          --         492,355          --         499,080          --
Weighted
  average fair
  value of options
  granted during
 the year                 $  29.44                    $  18.92                                     $10.02

The following table summarizes information about the Directors Plan stock options outstanding at December 31, 1997.

                                               Options Outstanding                        Options Exercisable
                                                                       Average
                                                      Weighted         Remaining                         Weighted
         Range of                    Number of        Average          Contractual       Number of       Average
         Exercise Prices             Options          Price            Life (Years)      Options         Price
         $ 3.32 - $11.51             18,235           $ 4.94           6.9               18,235          $ 4.94
         $    12.00                  35,780            12.00           6.1               35,780           12.00
         $13.89 - 50.25              25,157            27.30           8.2               25,157           27.30
                                     ------                                              ------
         $ 3.32 - $50.25             79,172           $15.24           6.9               79,172          $15.24

In connection with the aforementioned employee and director stock option plans, the Company accrued compensation expense, under APB 25, for the years ended December 31, 1997, 1996 and 1995, of approximately $0.1 million, $0.7 million and $1.5 million, respectively.

         Stock Incentive and Performance Share Plans: In November 1995, the Board of Directors approved two long-term stock-based incentive compensation plans, the Stock Incentive Plan (the "SIP") and the Performance Share Plan (the "PSP"), together referred to herein as the "1995 Plans." The SIP became effective as of January 1, 1996 and the PSP as of January 1, 1995.

         The Company has reserved 250,000 shares of Common Stock for issuance under the SIP and 1,000,000 shares of Common Stock for issuance under the PSP, subject to the restrictions set forth in each of the respective 1995 Plans, and to the approval of the Committee on Directors and Compensation of the Board of Directors. Under the SIP, employees are eligible to be granted stock "units," bearing a relationship to their respective cash bonuses under the Company's Incentive Compensation Plan, which convert into shares of Common Stock upon completion of the applicable vesting period (generally three years). Virtually all employees are eligible to receive awards under the SIP with respect to any fiscal year, other than those employees receiving awards under the PSP with respect to that year. Under the PSP, certain key employees designated by the Committee on Directors and Compensation are eligible to receive awards of "performance share units" which convert into Common Stock and/or cash, as determined by the Committee on Directors and Compensation, upon completion of the performance period to which such awards relate. The amount of Common Stock and/or cash, if any, to be received by participants in the PSP is dependent upon, among other things, the financial performance of the Company during the relevant three-year performance period. 8,484 and 8,525 share units were granted in 1997 and 1996, respectively, under the SIP, of which 374 and 915 share units, respectively, were subsequently forfeited. 37,000 and 83,050 performance share units were granted under the PSP in 1997 and 1996, respectively, of which 1,150 and 7,850 performance share units, respectively, were subsequently forfeited. The weighted average fair value of the share units and performance share units granted during 1997 and 1996 was $47.14 and $30.48 per share unit, respectively. The Company accrued compensation expense, under APB 25, for the years ended December 31, 1997, 1996 and 1995 of approximately $6.2 million, $1.8 million and $0.6 million, respectively, in connection with the SIP and PSP.

         Supplemental and Pro Forma Disclosures: The following pro forma information regarding net income and earnings per share, required by SFAS 123, "Accounting for Stock-Based Compensation" have been determined as if the Company had accounted for its stock-based compensation plans under the fair value methods described in that statement. The fair value of options and other awards granted under the Company's stock-based compensation plans was estimated at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected dividend yield, the expected life of the options, the expected price volatility and the risk-free interest rate.

         The weighted average dividend yield for stock option grants during 1997, 1996 and 1995 was .14%, .26% and .47%, respectively. The weighted average expected life for 1997, 1996 and 1995 was 9.8 years, 8.8 years and 9.3 years, respectively. The weighted average volatility for 1997, 1996 and 1995 was .28%,
 .27% and .28%, respectively. The weighted average risk-free interest rate for 1997, 1996 and 1995 was 6.25%, 6.36% and 7.10%, respectively.

         For purposes of pro forma disclosures, the estimated fair value of the options and stock awards is amortized to expense over the options' and awards' vesting period and does not include grants prior to January 1, 1995. As such, the pro forma net income and earnings per share are not indicative of future years. The Company's pro forma information was as follows:

(In thousands, except per share data)                          1997              1996             1995
Net income                              As reported          $36,525            $28,105          $25,286
                                        Pro forma             36,199             27,040           25,665
Earnings per common
   share                                As reported            $3.71              $2.88            $2.20
                                        Pro forma               3.68               2.77             2.23
Earnings per common
  share - assuming dilution             As reported            $3.41              $2.67             $2.12
                                        Pro forma               3.38               2.59             2.15

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

         Retained Earnings: ERII, ERSIC and Quadrant are subject to state regulatory restrictions that limit the maximum amount of dividends payable. Subject to certain net income carryforward provisions as described below, ERII must obtain approval of the Insurance Commissioner of the State of Delaware in order to pay, in any 12-month period, "extraordinary" dividends which are defined as those in excess of the greater of 10% of surplus as regards policyholders as of the prior year-end and statutory net income less realized capital gains for such prior year. Dividends may be paid by ERII only out of earned surplus. In addition, ERII must provide notice to the Insurance Commissioner of the State of Delaware of all dividends and other distributions to shareholders within five business days after declaration and at least ten days prior to payment. ERSIC and Quadrant must obtain approval of the Insurance Commissioner of the State of Connecticut in order to pay, in any 12-month period, "extraordinary" dividends which are defined as those in excess of the greater of 10% of surplus as regards policyholders as of the prior year-end and statutory net income for such prior year. The Connecticut law further provides that (i) ERSIC and Quadrant must report to the Connecticut Commissioner, for informational purposes, all dividends and other distributions to shareholders within five business days after the declaration thereof and at least ten days prior to payment and (ii) ERSIC and Quadrant may not pay any dividend or distribution in excess of its earned surplus, as reflected in its most recent statutory annual statement on file with the Connecticut Commissioner, without such Commissioner's approval. Under applicable insurance law, the retained exposure of ERII, ERSIC and Quadrant on any one risk cannot exceed 10% of its statutory capital and surplus.

11.  RELATED PARTIES

         A substantial portion of the investments of the Company have been managed by Conning Asset Management (previously Conning & Company), a former stockholder of the Company. The related agreement associated with this service stipulates annual fees based on the aggregate invested assets of the Company. The management contract with Conning Asset Management expires in June 1998. The aggregate payments by the Company under this agreement were approximately $0.5 million in 1997, $0.6 million in 1996 and $0.5 million in 1995.

12.  RETIREMENT PLANS

         The Company maintains a defined contribution retirement plan (the "Plan") covering substantially all employees. Under the Plan, the Company contributes 4% of total compensation up to the social security wage base. Thereafter, the Company contributes 8% of the total compensation that exceeds this wage base. In addition, employee contributions of up to 10% (8% as of January 1, 1998) of each such employee's total compensation to the Plan is matched by the Company at a rate determined by the Company's average return on equity for the preceding three years. The Company also maintains the Benefit Equalization Plan (the "BEP"), a supplemental, nonqualified defined contribution plan. The BEP covers certain officers of the Company for the portion of retirement contributions, as determined by the provisions of the Plan, which exceed IRS limitations on contributions and eligible compensation. Amounts contributed by the Company to these retirement plans were $2.4 million, $1.7 million and $1.3 million in 1997, 1996 and 1995, respectively. These amounts include contributions in respect of service in prior years with the Company.

         During 1996, the Company entered into a Supplemental Pension Agreement (the "SPA") with its former Chief Executive Officer ("CEO") and AL&C which replaced a 1988 retirement arrangement among the parties, under which the Company had previously accrued an unfunded, non-tax qualified defined benefit. Under the SPA and the former CEO's Employment Agreement, (i) the former CEO participated in the Plan and the BEP, to the same extent as other Company employees and (ii) the Company has an obligation to make premium payments on a life insurance policy in the initial amount of $1 million owned by an irrevocable trust established by the former CEO, a so-called "split-dollar" arrangement.

         On May 30, 1997, the Company's former CEO (and Chairman) retired as an officer and director. The Company's obligation to make additional contributions to the Plan and the BEP, on behalf of the former CEO, ended with his retirement. The Company's obligation to make premium payments on the life insurance policy, as described above, continues.


13.  INCOME TAXES

The provision for income taxes varies from the amount that would be computed using the federal statutory income tax rate as follows:


                                                     Year Ended December 31,
(In thousands)                                1997             1996             1995
Pre-tax income                              $ 44,680         $ 34,739         $ 30,140
Application of the federal statutory
         tax rate (35%)                       15,638           12,159           10,549
Tax effect of:
    Tax-exempt interest                       (7,417)          (6,676)          (6,059)
     State income taxes                          736              625               10
    Dividends received and other                (802)             526              354
                                            ------------------------------------------
Total income  tax provision                 $  8,155         $  6,634         $  4,854

Significant components of the Company's deferred tax assets and liabilities are summarized as follows:

                                                      December 31,
(In thousands)                             1997           1996          1995
Deferred tax assets:
   Loss reserve discounting              $34,850        $30,871        $24,178
         Unearned premiums                13,297          9,462          5,750
         Other                             6,244          4,518          4,544
                                         -------------------------------------

Total deferred tax assets                 54,391         44,851         34,472

Deferred tax liabilities:
  Deferred acquisition costs              12,108          7,707          5,510
  Unrealized gains on investments         17,107          9,475          9,842
  Other                                    1,860          1,400            783
                                         -------------------------------------

Total deferred tax liabilities            31,075         18,582         16,135
                                         -------------------------------------

Net deferred tax assets                  $23,316        $26,269        $18,337

Income taxes paid were $11.5 million, $12.4 million and $10.6 million in 1997, 1996 and 1995, respectively.

14.  UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES

The following table sets forth the activity in unpaid loss and loss adjustment expenses ("LAE"), net of reserves for reinsured loss and LAE, for the years indicated.

                                                                 Year Ended December 31,
(In thousands)                                                     1997               1996              1995
Reserves for losses and LAE at beginning of period, gross        $ 457,063         $ 324,416         $ 254,758
Reinsurance recoverable at beginning of period                     (76,916)          (33,531)           (8,958)
Reserves for losses and LAE at beginning of period, net            380,147           290,885           245,800
Provision for losses and LAE for current year claims               152,042           112,107            83,775
Decrease in estimated ultimate losses
     and LAE for prior year claims                                 (10,269)           (6,772)           (5,245)
                                                                 ---------------------------------------------

Total incurred losses and LAE                                      141,773           105,335            78,530

Adjustment for foreign exchange loss
 on unpaid loss and LAE                                               (469)              (23)               58
Loss and LAE payments for claims attributable to:
         Current year                                                4,495             2,239               792
         Prior years                                                36,193            13,811            32,711
                                                                 ---------------------------------------------

Total payments                                                      40,688            16,050            33,503
                                                                 ---------------------------------------------

Reserves for losses and LAE at end of period, net                  480,763           380,147           290,885

Reinsurance recoverable at end of period                           157,166            76,916            33,531
                                                                 ---------------------------------------------

Reserves for losses and LAE at end of period, gross              $ 637,929         $ 457,063         $ 324,416

The decrease in estimated ultimate losses and LAE for prior year claims was due principally to favorable development on known claims.


15.  PRESCRIBED OR PERMITTED STATUTORY PRACTICES

ERII, which is domiciled in Delaware, and ERSIC and Quadrant, which are domiciled in Connecticut, prepare their statutory financial statements in accordance with accounting principles and practices prescribed or permitted by their respective state insurance departments. Prescribed statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state and may change in the future. Furthermore, the NAIC has a project to codify statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project will likely change the definitions of what comprises prescribed versus permitted statutory accounting practices and may result in changes to the accounting policies that insurance companies use to prepare their statutory financial statements. ERII, ERSIC and Quadrant follow prescribed accounting practices in preparing their statutory financial statements, in all material respects.

16. RECONCILIATION - GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BASIS TO STATUTORY BASIS

The following table reconciles consolidated net income and stockholders' equity as reported herein on the basis of GAAP with ERII's consolidated statutory basis income and consolidated statutory basis capital and surplus. ERII's consolidated results include those of its wholly owned subsidiaries, ERSIC and Quadrant.

                                                                      Year Ended December 31,
(In thousands)                                                1997             1996              1995
Consolidated GAAP income                                  $  36,525         $  28,105         $  25,286
Eliminate parent company loss                                 8,690             5,037             2,183
ERII consolidated GAAP income                                45,215            33,142            27,469
Add (subtract) GAAP adjustments:
         Deferred acquisition costs                             171           (11,754)           (3,221)
         Deferred income tax benefits                         9,735            (6,213)           (4,348)
         Change in foreign exchange translation                (359)              (20)               56
         Other                                                   33                33               (32)
                                                          ---------------------------------------------
ERII consolidated statutory income                        $  54,795         $  15,188         $  19,924


                                                                           December 31,
                                                             1997               1996            1995

Consolidated GAAP stockholders' equity                    $ 276,183         $ 144,775         $ 177,725
Eliminate parent company deficit                             56,947            64,843               663
                                                          ---------------------------------------------
ERII consolidated GAAP stockholders' equity                 333,130           209,618           178,388
Add (subtract) GAAP adjustments:
         Deferred acquisition costs                         (28,918)          (29,090)          (17,336)
         Deferred income tax benefits                        (4,885)          (22,207)          (16,109)
         Adjust invested assets to statutory value          (30,434)          (17,753)          (21,824)
         Other                                               (3,330)           (2,163)           (1,654)
                                                          ---------------------------------------------
ERII consolidated statutory capital and surplus           $ 265,563         $ 138,405         $ 121,465



17. CONSOLIDATED QUARTERLY DATA (UNAUDITED)


                                            First          Second         Third          Fourth
(In thousands, except per share data)       Quarter        Quarter        Quarter        Quarter        Year
1997
Net premiums earned                         $46,229        $50,206        $54,787        $59,954        $211,176
Net investment income                        10,105         11,255         11,682         14,073          47,115
Income before income taxes                   10,100         10,758         10,525         13,297          44,680
Federal and state income tax expense          1,686          2,190          1,610          2,669           8,155
Net Income                                    8,414          8,568          8,915         10,628          36,525
Earnings per common share -
         assuming dilution (1)                 0.83           0.83           0.84           0.91            3.41
Common Stock price range (2)
         - High                              48 3/4             56         68 3/8             72              72
         - Low                               35 5/8         43 3/8        49 13/16        63 1/2          35 5/8
1996
Net premiums earned                         $33,913        $36,425        $41,066        $44,380        $155,784
Net investment income                         7,375          7,450          8,389          9,432          32,646
Income before income taxes                    8,763          6,722          8,103         11,151          34,739
Federal and state income tax expense          1,538          1,162          1,359          2,575           6,634
Net Income                                    7,225          5,560          6,744          8,576          28,105
Earnings per common share -
         assuming dilution (1)(3)              0.60           0.57           0.67           0.85            2.67
Common Stock price range (2)
         - High                              33 5/8         38 1/4         38 1/2         42 3/8          42 3/8
         - Low                               26 1/8         29 1/4         33 3/8         33 7/8          26 1/8


(1) The 1996 and the first three quarters of 1997 earnings per common share amounts have been restated to comply with the provisions of SFAS 128.
(2) The stock price range is based on high and low sales prices reported by Bloomberg. The Company paid quarterly dividends of $0.02 per share in 1997, 1996 and 1995. The Company currently intends to continue paying regular cash dividends on a quarterly basis. See Notes 8 and 10 for information on potential restrictions on the payment of future dividends.
(3) The sum of the quarters' earnings per share does not equal the year-to-date per share amount. As of February 23, 1998, the approximate number of common shareholders of record was 95.